   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON SEPTEMBER 21, 1999
                                                      REGISTRATION NO. 333-
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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                               ------------------

                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                               ------------------

                        ADVANCED ENERGY INDUSTRIES, INC.
             (Exact name of registrant as specified in its charter)

           DELAWARE                                       84-0846841
 (State or other jurisdiction                           (IRS Employer
              of                                    Identification Number)
incorporation or organization)

                               ------------------

                             1625 SHARP POINT DRIVE
                          FORT COLLINS, COLORADO 80525
                                 (970) 221-4670
         (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
                               ------------------

                                RICHARD P. BECK
                        ADVANCED ENERGY INDUSTRIES, INC.
                             1625 SHARP POINT DRIVE
                          FORT COLLINS, COLORADO 80525
                                 (970) 221-4670

 (Name, address, including zip code, and telephone number, including area code, of agent for service)
                               ------------------

                                WITH COPIES TO:

     MICHELLE L. JOHNSON                           BARRY L. DASTIN
      CARISSA C. W. COZE                           RUSS A. CASHDAN
   THELEN REID & PRIEST LLP          KAYE, SCHOLER, FIERMAN, HAYS & HANDLER, LLP
TWO EMBARCADERO CENTER, SUITE            1999 AVENUE OF THE STARS, SUITE 1600
             2100                           LOS ANGELES, CALIFORNIA 90067
  SAN FRANCISCO, CALIFORNIA
          94111-3995

                               ------------------

    Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.
                               ------------------

    If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. / /

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.
/ / ______________________________

    If this Form is a post-effective amendment pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / / ______________________________

    If the delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /
                               ------------------

                        CALCULATION OF REGISTRATION FEE

                                                                         PROPOSED MAXIMUM    PROPOSED MAXIMUM
              TITLE OF EACH CLASS OF                   AMOUNT TO BE       OFFERING PRICE    AGGREGATE OFFERING      AMOUNT OF
           SECURITIES TO BE REGISTERED                  REGISTERED         PER UNIT(1)           PRICE(1)        REGISTRATION FEE
Common Stock, $0.001 par value....................   3,450,000 shares       $38.34375          $132,285,938          $36,776

------------------

(1) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) under the Securities Act of 1933, as amended. The above calculation is based on the average of the reported high and low prices of the common stock on the Nasdaq National Market on September 17, 1999.
                               ------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

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                SUBJECT TO COMPLETION. DATED SEPTEMBER 20, 1999.
THE INFORMATION IN THIS PRELIMINARY PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PRELIMINARY PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY JURISDICTION WHERE THE OFFER OR SALE IS NOT PERMITTED.

                                3,000,000 Shares

                                     [LOGO]

                                  Common Stock
                                  -----------

    Advanced Energy Industries, Inc. is offering 1,000,000 shares of common stock, and the selling stockholders identified in this prospectus are offering 2,000,000 of their shares of common stock. Advanced Energy will not receive any of the proceeds from the sale of the shares being sold by the selling stockholders.

    The common stock is quoted on the Nasdaq National Market under the symbol "AEIS". The last reported sale price for the common stock on September 17, 1999 was $38.125 per share.

    Concurrently with this common stock offering and by a separate prospectus,
Advanced Energy is offering $100,000,000 principal amount of    % convertible
subordinated notes due 2006, plus up to an additional $15,000,000 principal amount of convertible notes to cover over-allotments by the underwriters for that offering. The completion of this common stock offering and the convertible notes offering are not dependent on one another.

    SEE "RISK FACTORS" BEGINNING ON PAGE 9 OF THIS PROSPECTUS TO READ ABOUT IMPORTANT FACTORS YOU SHOULD CONSIDER BEFORE PURCHASING SHARES OF THE COMMON STOCK.
                                 --------------

    NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY OTHER REGULATORY BODY HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                                 --------------

                                                                   Per Share       Total
                                                                 -------------  ------------
    Initial price to public....................................  $              $
    Underwriting discount......................................  $              $
    Proceeds, before expenses, to Advanced Energy..............  $              $
    Proceeds, before expenses, to the selling stockholders.....  $              $

    To the extent that the underwriters sell more than 3,000,000 shares of common stock, the underwriters have the option to purchase up to an additional 450,000 shares from the selling stockholders at the initial price to public less the underwriting discount.

                                 --------------

    The underwriters expect to deliver the shares against payment in New York,
New York, on       , 1999.

GOLDMAN, SACHS & CO.

                         BANCBOSTON ROBERTSON STEPHENS

                                                              CIBC WORLD MARKETS
                                   ---------

                     Prospectus dated              , 1999.

                               PROSPECTUS SUMMARY

    THIS SUMMARY MAY NOT CONTAIN ALL THE INFORMATION THAT MAY BE IMPORTANT TO YOU. YOU SHOULD READ THE ENTIRE PROSPECTUS AS WELL AS THE INFORMATION INCORPORATED BY REFERENCE IN THIS PROSPECTUS BEFORE MAKING AN INVESTMENT DECISION. REFERENCES IN THE PROSPECTUS TO "WE", "US", "OUR" OR "ADVANCED ENERGY" ARE TO ADVANCED ENERGY INDUSTRIES, INC. AND ITS SUBSIDIARIES, UNLESS THE CONTEXT REQUIRES OTHERWISE. ALL INFORMATION IN THIS PROSPECTUS ASSUMES THE UNDERWRITERS' OVER-ALLOTMENT OPTIONS WITH RESPECT TO THE COMMON STOCK OFFERING AND THE CONVERTIBLE NOTES OFFERING ARE NOT EXERCISED, UNLESS OTHERWISE STATED.

                             ABOUT ADVANCED ENERGY

OVERVIEW

    We design, manufacture and support power conversion and control systems. These systems are important components of industrial manufacturing equipment that modifies surfaces or deposits or etches thin film layers on computer chips, CDs, flat panel displays such as computer screens, DVDs, windows, eyeglasses, solar panels and other products. Our systems refine, modify and control the raw electrical power from a utility and convert it into power that is uniform and predictable. This allows manufacturing equipment to produce and deposit very thin films at an even thickness on a mass scale.

    The ongoing demand for improvements in the performance, capacity and speed of computer chips, flat panel displays and other products drives manufacturers to develop more advanced technology to produce thinner, more consistent and more precise layers of film. Thin film production processes enable manufacturers to control and alter the electrical, magnetic, optical and mechanical characteristics of materials. Our systems are used primarily in plasma-based thin film production processes. Plasma is commonly created by applying enough electrical force to a gas at reduced pressure to separate electrons from their parent atoms. Plasma-based process technology was developed to address the limitations of wet chemistry and thermal process technologies and to enable new applications. Plasma-based processes are inherently more controllable and more accurate for many applications than other thin film production processes because of the electrical characteristics of plasma.

    We market and sell our systems primarily to large, global original equipment manufacturers of semiconductor, flat panel display, data storage and other industrial thin film manufacturing equipment. We have sold our systems worldwide to more than 100 OEMs and directly to more than 500 end-users. Our principal customers include Applied Materials, Balzers, Eaton, Lam Research, Novellus, Singulus and ULVAC. The semiconductor capital equipment industry accounted for approximately 59% of our total sales in 1997, 49% in 1998 and 59% in the first six months of 1999.

STRATEGY

    We have achieved a market leadership position by applying our large base of expertise in the interaction between plasma-based processes and power conversion and control systems to design highly precise, customized power conversion and control systems that provide a wide range of power frequencies for plasma-based thin film processes. Our strategy is to continue to build upon our leadership positions in the semiconductor capital equipment, flat panel display and data storage industries while exploring other emerging markets. We believe our five key growth opportunities are:

    EXPANDING LEADERSHIP IN OUR CORE MARKETS. We are the market share leader in the semiconductor capital equipment, data storage and flat panel display markets. We plan to continue to increase our penetration in these three markets by introducing new products and solutions for our existing customers and targeting new customers, but our primary focus will continue to be on the semiconductor capital equipment market. For example, in the semiconductor capital equipment market we believe that significant opportunities exist for us to introduce new products for processes or applications such as:

    - etch applications using radio frequency power;

    - gas abatement;

    - on-line measurement of power characteristics; and

    - copper electroplating.

    PROVIDING INTEGRATED SOLUTIONS FOR CUSTOMERS. We believe that customers want solutions that improve process control and yield, and decrease their total cost and time to market. We are developing integrated systems to provide more complete solutions that meet our customers' plasma-based process requirements. We are identifying currently fragmented applications of technology involving significant power, measurement and control content, and developing integrated, high performance, robust and cost-effective solutions for these applications.

    TARGETING EMERGING APPLICATIONS. We are targeting emerging applications that have the potential to benefit from more efficient and reliable use of power in manufacturing processes for telecommunications networking equipment, automotive parts, tools, architectural glass and other industrial products.

    PURSUING ACQUISITIONS TO FUEL GROWTH. We actively seek complementary technologies and companies as a means to expand our presence in existing and emerging markets and to provide integrated solutions for customers and potential customers. We have acquired and integrated four companies in the last two years. We continually evaluate companies whose products and technologies could enhance our system level capabilities.

    CAPITALIZING ON WORLDWIDE INFRASTRUCTURE. Our principal customers are large, global OEMs that require that their suppliers have a well-developed worldwide infrastructure. We plan to continue to take advantage of and expand our established global infrastructure, operating skills and comprehensive product portfolio to better serve these customers and to attract new customers with international support needs.

SALES AND MARKETING

    We sell our systems primarily through direct sales personnel to customers in the United States, Europe and Asia, and through distributors in China, France, Israel, Italy, Singapore, Sweden and Taiwan. Sales outside the United States represented 23% of our total sales during 1997, 28% in 1998 and 28% in the first six months of 1999. We maintain sales and service offices across the United States in California, Colorado, Massachusetts, New Jersey and Texas. We maintain sales and service offices outside the United States in Germany, Japan, South Korea and the United Kingdom.

RF POWER PRODUCTS ACQUISITION

    In October 1998, we acquired RF Power Products, which designs, manufactures and supports radio frequency (RF) power conversion and control systems consisting of generators and matching networks. Generators provide RF power and matching networks provide control over power flow to the customers' equipment. We believe our ability to offer an expanded line of RF systems to our existing customer base has strengthened those relationships. We sell these products principally to semiconductor capital equipment manufacturers. We also sell similar systems to capital equipment manufacturers in the flat panel display and thin film data storage industries and are exploring applications for these systems in other industries.
                                 --------------

    We incorporated in Colorado in 1981 and reincorporated in Delaware in 1995. Our main offices are located at 1625 Sharp Point Drive, Fort Collins, Colorado 80525, and our telephone number is 970-221-4670.

                                  THE OFFERING

Common Stock offered by:
  Advanced Energy.................  1,000,000 shares
  Selling stockholders............  2,000,000 shares

Over-allotment option.............  Up to 450,000 shares by the selling stockholders.

Shares outstanding(1).............  As of September 16, 1999, there were 27,065,355 shares of common stock outstanding.

Shares outstanding after the
  common stock offering(1)........  28,065,355 shares (      shares assuming the concurrent
                                    convertible notes offering is completed and all of the
                                    convertible notes are converted into common stock).

Use of proceeds...................  For general corporate purposes, including acquisitions, and working capital requirements. See "Use of Proceeds".

Nasdaq National Market symbol.....  AEIS

Risk factors......................  You should read the "Risk Factors" section, beginning on page 9, as well as the other cautionary statements,
                                    risks and uncertainties described in this prospectus and
                                    in the documents incorporated by reference, so that you
                                    understand the risks associated with an investment in
                                    the common stock.

Concurrent convertible notes
  offering........................  Concurrently with this common stock offering and by means of a separate prospectus, we are offering
                                    $100,000,000 principal amount of   % convertible
                                    subordinated notes due 2006, plus up to an additional
                                    $15,000,000 principal amount of convertible notes to
                                    cover over-allotments by the underwriters for that
                                    offering. The proceeds we receive from the sale of the
                                    convertible notes will be used for general corporate
                                    purposes, including acquisitions, and working capital
                                    requirements. The completion of this common stock
                                    offering and the convertible notes offering are not
                                    dependent on one another.

--------------

(1) Excludes 1,993,961 shares of common stock issuable upon exercise of options outstanding as of September 16, 1999, at a weighted average exercise price of $13.32, 3,135,257 shares reserved for issuance under our 1995 Stock Option Plan, 102,461 shares reserved for issuance under the RF Power stock option plans we assumed in connection with our acquisition of RF Power in October 1998, 94,500 shares reserved for issuance under our 1995 Non-Employee Director Stock Option Plan and 171,550 shares reserved for issuance under our Employee Stock Purchase Plan.

                      SUMMARY CONSOLIDATED FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

    The summary consolidated financial data in this chart for the years ended December 31, 1994 to 1998 and as of December 31 of those years are derived from our audited financial statements.

    The summary consolidated statement of operations data for the year ended December 31, 1998 and the related consolidated balance sheet and other data as of and for the year ended December 31, 1998 were derived from consolidated financial statements audited by Arthur Andersen LLP, independent accountants, whose related audit report is included in our annual report on Form 10-K.

    The summary consolidated statement of operations data for the years ended December 31, 1996 and 1997 and the related consolidated balance sheet and other data as of and for the year ended December 31, 1997 were derived from consolidated financial statements audited in part by Arthur Andersen LLP and in part by KPMG LLP, whose audit reports are included in our annual report on Form 10-K. KPMG LLP's audit report pertains to Advanced Energy Voorhees, Inc., formerly named RF Power Products, Inc., whose fiscal year end was November 30. As such, the balance sheet and other data and the statement of operations data of the Company for fiscal 1996 and 1997 includes the balance sheet of Advanced Energy Voorhees, Inc. as of November 30, 1996 and 1997, and the statement of operations for each of the two years in the period ended November 30, 1997, respectively.

    The summary consolidated statements of operations data for the years ended December 31, 1994 and 1995, and the related consolidated balance sheet and other data as of December 31, 1996 were restated from our audited consolidated financial statements and from audited consolidated financial statements of Advanced Energy Voorhees. The Advanced Energy Voorhees financial statements are not included in our annual reports on Form 10-K.

    The summary consolidated financial data in this chart for the six months ended June 30, 1998 and 1999 and as of June 30, 1999 are derived from our unaudited financial statements, which are included in our quarterly report on Form 10-Q for the quarter ended June 30, 1999. The unaudited financial data has been prepared on the same basis as the audited financial data and, in our opinion, includes all normal recurring adjustments necessary for a fair statement of the results for the periods covered.

    The following data should be read in conjunction with the financial statements and related notes incorporated by reference in this prospectus and "Management's Discussion and Analysis of Financial Condition and Results of Operation".

                                                                                                    SIX MONTHS ENDED
                                                        YEAR ENDED DECEMBER 31,                         JUNE 30,
                                          ---------------------------------------------------     --------------------
                                           1994       1995       1996       1997       1998        1998         1999
                                          -------   --------   --------   --------   --------     -------     --------
                                                                                                      (UNAUDITED)
STATEMENT OF OPERATIONS DATA:
Sales...................................  $68,159   $121,075   $129,931   $175,758   $124,698     $75,850     $ 74,243
Cost of sales...........................   36,183     65,003     82,685    108,802     87,985      53,729       42,852
                                          -------   --------   --------   --------   --------     -------     --------
Gross profit............................   31,976     56,072     47,246     66,956     36,713      22,121       31,391
                                          -------   --------   --------   --------   --------     -------     --------
Operating expenses
  Research and development..............    7,190     12,865     17,288     19,336     23,849      12,229       12,610
  Sales and marketing...................    5,982      8,256     10,723     11,646     13,531       7,076        7,284
  General and administrative............    6,989     10,612      8,865     10,480      9,483       5,627        5,958
  Other expenses (1)....................       --         --         --      5,780      2,625          --           --
                                          -------   --------   --------   --------   --------     -------     --------
Total operating expenses................   20,161     31,733     36,876     47,242     49,488      24,932       25,852
                                          -------   --------   --------   --------   --------     -------     --------
Income (loss) from operations...........   11,815     24,339     10,370     19,714    (12,775)     (2,811)       5,539
Other (expense) income..................      (96)      (452)       (39)      (191)       358         227           17
                                          -------   --------   --------   --------   --------     -------     --------
  Net income (loss) before income
    taxes...............................   11,719     23,887     10,331     19,523    (12,417)     (2,584)       5,556
Provision (benefit) for income taxes....    4,386      9,089      3,960      7,467     (2,900)       (333)       2,252
                                          -------   --------   --------   --------   --------     -------     --------
Net income (loss).......................  $ 7,333   $ 14,798   $  6,371   $ 12,056   $ (9,517)    $(2,251)    $  3,304
                                          -------   --------   --------   --------   --------     -------     --------
                                          -------   --------   --------   --------   --------     -------     --------
Basic earnings (loss) per share.........  $  0.36   $   0.67   $   0.25   $   0.47   $  (0.36)    $ (0.08)    $   0.12
                                          -------   --------   --------   --------   --------     -------     --------
                                          -------   --------   --------   --------   --------     -------     --------
Diluted earnings (loss) per share.......  $  0.32   $   0.63   $   0.25   $   0.46   $  (0.36)    $ (0.08)    $   0.12
                                          -------   --------   --------   --------   --------     -------     --------
                                          -------   --------   --------   --------   --------     -------     --------
OTHER DATA:
Ratio of earnings to fixed charges
  (2)...................................    17.4x      36.5x      37.4x      41.6x         --(3)       --(3)    155.3x

                                                                                           JUNE 30, 1999
                                                     DECEMBER 31,            ------------------------------------------
                                            -------------------------------                                AS FURTHER
                                              1996       1997       1998      ACTUAL    AS ADJUSTED(4)   ADJUSTED(4)(5)
                                            ---------  ---------  ---------  ---------  ---------------  --------------
                                                                                            (UNAUDITED)
BALANCE SHEET DATA:
Cash and cash equivalents/marketable
  securities..............................  $  11,778  $  32,215  $  28,134  $  25,498    $    61,323      $  158,048
Working capital...........................     41,638     74,342     62,059     66,964        102,789         199,514
Total assets..............................     68,078    130,064    101,035    113,383        149,208         249,208
Total debt................................      3,741      6,518        537      1,766          1,766         101,766
Stockholders' equity......................     54,927     97,527     89,133     93,389        129,214         129,214

------------------

    Notes:

(1) Other operating expenses represent a restructuring charge, merger costs, storm damages and recoveries and a write-off of purchased in-process research and development expenses.

(2) The ratio of earnings to fixed charges represents, on a pre-tax basis, the number of times earnings cover fixed charges. Earnings consist of net income to which has been added interest expense on capital leases and long-term debt. Fixed charges consist of interest expense on capital leases and long-term debt.

(3) The losses for 1998 and the six months ended June 30, 1998 are not sufficient to cover fixed charges by a total of approximately $12.2 million for 1998 and $2.5 million for the six months ended June 30, 1998. As a result, the ratio of earnings to fixed charges has not been computed for either 1998 or the six months ended June 30, 1998.

(4) Reflects net proceeds of approximately $35,825,000 from our sale of 1,000,000 shares of common stock (assuming an offering price of $38.00 per share), after deducting underwriters' discounts and commissions and estimated offering expenses relating to the common stock offering.

(5) Reflects net proceeds of approximately $96,725,000 from the sale of $100,000,000 of convertible notes in the concurrent convertible notes offering (assuming an offering price of 100% of the principal amount), after deducting underwriters' discounts and commissions and estimated offering expenses relating to the convertible notes offering.

                                  RISK FACTORS

    INVESTING IN OUR SECURITIES INVOLVES A HIGH DEGREE OF RISK. YOU SHOULD CAREFULLY CONSIDER THE RISKS AND UNCERTAINTIES DESCRIBED BELOW AND THE OTHER INFORMATION IN THIS PROSPECTUS AND IN THE DOCUMENTS INCORPORATED BY REFERENCE BEFORE DECIDING WHETHER TO PURCHASE OUR SECURITIES.

RISKS RELATED TO OUR BUSINESS

OUR QUARTERLY OPERATING RESULTS ARE SUBJECT TO SIGNIFICANT FLUCTUATIONS, WHICH COULD NEGATIVELY IMPACT OUR FINANCIAL CONDITION, RESULTS OF OPERATIONS AND STOCK PRICE.

    Our quarterly operating results have fluctuated significantly and we expect them to continue to experience significant fluctuations. Downward fluctuations in our quarterly results have historically resulted in decreases in the price of our common stock. Quarterly operating results are affected by a variety of factors, many of which are beyond our control. These factors include:

    - changes or slowdowns in economic conditions in the semiconductor and semiconductor capital equipment industries and other industries in which our customers operate;

    - the timing and nature of orders placed by major customers;

    - customer cancellations of previously placed orders and shipment delays;

    - pricing competition from our competitors;

    - component shortages resulting in manufacturing delays;

    - changes in customers' inventory management practices;

    - the introduction of new products by us or our competitors; and

    - costs incurred by responding to specific feature requests by customers.

    In addition, companies in the semiconductor capital equipment industry and other electronics companies experience pressure to reduce costs. Our customers exert pressure on us to reduce our prices, shorten delivery times and extend payment terms. These pressures could lead to significant changes in our operating results from quarter to quarter.

    In the past, we have incurred charges and costs related to events such as acquisitions, restructuring and storm damages. The occurrence of similar events in the future could adversely affect our operating results in the applicable quarter.

    Our operating results in one or more future quarters may fall below the expectations of analysts and investors. In those circumstances, the trading price of our common stock would likely decrease and, as a result, any trading price of the convertible notes may decrease.

THE SEMICONDUCTOR AND SEMICONDUCTOR CAPITAL EQUIPMENT INDUSTRIES ARE HIGHLY VOLATILE AND OUR OPERATING RESULTS ARE AFFECTED TO A LARGE EXTENT BY EVENTS IN THOSE INDUSTRIES.

    The semiconductor industry historically has been highly volatile and has experienced periods of oversupply resulting in significantly reduced demand for semiconductor fabrication equipment, which includes our systems. During downturns, some of our customers have drastically reduced their orders to us and have implemented substantial cost reduction programs. Sales to customers in the semiconductor capital equipment industry accounted for 59% of our total sales in 1997, 49% in 1998 and 59% in the first six months of 1999. We expect that we will continue to depend significantly on the semiconductor and semiconductor capital equipment industries for the foreseeable future.

    A rapid decrease in demand for our products can occur with limited advance notice because we supply subsystems to equipment manufacturers and make a substantial and increasing proportion of our shipments on a just-in-time basis. This decrease in demand can adversely impact our business and financial results disproportionately because of its unanticipated nature.

A SIGNIFICANT PORTION OF OUR SALES ARE CONCENTRATED AMONG A FEW CUSTOMERS.

    Our four largest customers accounted for 54% of our total sales in 1997, 47% in 1998 and 52% in the first six months of 1999. Our largest customer accounted for 31% of our total sales in 1997, 23% in 1998 and 31% in the first six months of 1999. The loss of any of these customers or a material reduction in any of their purchase orders would have a material adverse effect on our business, financial condition and results of operations.

THE MARKETS IN WHICH WE OPERATE ARE HIGHLY COMPETITIVE.

    We face substantial competition, primarily from established companies, some of which have greater financial, marketing and technical resources than we do. Our primary competitors are ENI, a subsidiary of Astec (BSR) plc, Applied Science and Technology (ASTeX), Huettinger, Shindingen, Kyosan, Comdel and Daihen. We expect that our competitors will continue to develop new products in direct competition with ours, improve the design and performance of their systems and introduce new systems with enhanced performance characteristics.

    To remain competitive, we need to continue to improve and expand our systems and system offerings. In addition, we need to maintain a high level of investment in research and development and expand our sales and marketing efforts, particularly outside of the United States. We may not be able to make the technological advances and investments necessary to remain competitive.

    New products developed by competitors or more efficient production of their products could increase pressure on the pricing of our systems. In addition, electronics companies, including companies in the semiconductor capital equipment industry, have been facing pressure to reduce costs. Either of these factors may require us to make significant price reductions to avoid losing orders. Further, our current and prospective customers consistently exert pressure on us to lower prices, shorten delivery times and improve the capability of our systems. Failure to respond adequately to such pressures could result in a loss of customers or orders.

WE MAY NOT BE ABLE TO INTEGRATE OUR ACQUISITIONS.

    We have experienced significant growth through acquisitions and continue to actively pursue acquisition opportunities. Our acquisitions to date generally have been in markets in which we have limited experience. We may not be able to compete successfully in these markets or might not be able to operate the acquired businesses efficiently. Our business and results of operations could be adversely affected if integrating these acquisitions results in substantial costs, delays or other operational or financial problems.

    Future acquisitions could place additional strain on our operations and management. Our ability to manage future acquisitions will depend on our success in:

    - evaluating new markets and investments;

    - monitoring operations;

    - controlling costs;

    - integrating acquired operations and personnel;

    - maintaining effective quality controls; and

    - expanding our internal management, technical and accounting systems.

    Also, in connection with future acquisitions we may issue equity securities which could be dilutive, incur debt, recognize substantial one-time expenses or create goodwill or other intangible assets that could result in significant amortization expense.

WE ARE GROWING AND MAY BE UNABLE TO MANAGE OUR GROWTH EFFECTIVELY.

    We have been experiencing a period of growth and expansion. This growth and expansion is placing significant demands on our management and our operating systems. We need to continue to improve and expand our management, operational and financial systems, procedures and controls, including accounting and other internal management systems, quality control, delivery and service capabilities.

    In order to manage our growth, we may also need to spend significant amounts of cash to:

    - fund increases in expenses;

    - take advantage of unanticipated opportunities, such as major strategic alliances or other special marketing opportunities, acquisitions of complementary businesses or assets, or the development of new products; or

    - otherwise respond to unanticipated developments or competitive pressures.

    If we do not have enough cash on hand, cash generated from our operations or cash available under our credit facility to meet these cash requirements, we will need to seek alternative sources of financing to carry out our growth and operating strategies. We may not be able to raise needed cash on terms acceptable to us, or at all. Financings may be on terms that are dilutive or potentially dilutive. If alternative sources of financing are required but are insufficient or unavailable, we will be required to modify our growth and operating plans to the extent of available funding.

SHORTAGES OF COMPONENTS NECESSARY FOR OUR PRODUCT ASSEMBLY CAN DELAY OUR SHIPMENTS.

    Manufacturing our power conversion and control systems requires numerous electronic components. Dramatic growth in the electronics industry has significantly increased demand for these components. This demand has resulted in periodic shortages and allocations of needed components, and we expect to experience additional shortages and allocations from time to time. Shortages and allocations could cause shipping delays for our systems, adversely affecting our results of operations. Shipping delays also could damage our relationships with current and prospective customers.

    We consider the inability to obtain electronic components from our suppliers to be our most reasonably likely worst case year 2000 scenario. See "--The year 2000 issue could have an adverse impact on our business".

OUR DEPENDENCE ON SOLE AND LIMITED SOURCE SUPPLIERS COULD AFFECT OUR ABILITY TO MANUFACTURE PRODUCTS AND SYSTEMS.

    We rely on sole and limited source suppliers for some of our components and subassemblies that are critical to the manufacturing of our systems. This reliance involves several risks, including the following:

    - the potential inability to obtain an adequate supply of required components;

    - reduced control over pricing and timing of delivery of components; and

    - the potential inability of our suppliers to develop technologically advanced products to support our growth and development of new systems.

    We believe that in time we could obtain and qualify alternative sources for most sole and limited source parts or could manufacture the parts ourselves. Seeking alternative sources or commencing internal manufacture of the parts could require us to redesign our systems, resulting in increased costs and likely shipping delays. We may be unable to manufacture the parts internally or redesign our systems, which could result in further costs and shipping delays. These increased costs would decrease our profit margins if we could not pass the costs to our customers. Further, shipping delays could damage our relationships with current and potential customers and have a material adverse effect on our business and results of operations.

WE ARE HIGHLY DEPENDENT ON OUR INTELLECTUAL PROPERTY BUT MAY NOT BE ABLE TO PROTECT IT ADEQUATELY.

    Our success depends in part on our proprietary technology. We attempt to protect our intellectual property rights through patents and non-disclosure agreements. However, we might not be able to protect our technology, and competitors might be able to develop similar technology independently. In addition, the laws of certain foreign countries might not afford our intellectual property the same protection as do the laws of the United States. For example, our intellectual property is not protected by patents in several countries in which we do business, and we have limited patent protection in certain other countries. The costs of applying for patents in foreign countries and translating the applications into foreign languages require us to select carefully the inventions for which we apply for patent protection and the countries in which we seek such protection. Generally, we have concentrated our efforts to obtain international patents in the United Kingdom, Germany, France, Italy and Japan because there are other manufacturers and developers of power conversion and control systems in those countries, as well as customers for those systems. Our inability or failure to obtain adequate patent protection in a particular country could have a material adverse effect on our ability to compete effectively in that country.

    Our patents also might not be sufficiently broad to protect our technology, and any existing or future patents might be challenged, invalidated or circumvented. Additionally, our rights under our patents may not provide meaningful competitive advantages.

    We do not believe that any of our products are infringing any patents or proprietary rights of others, although infringements may exist or might occur in the future. Litigation may be necessary to enforce patents issued to us, to protect our trade secrets or know-how, to defend ourselves against claimed infringement of the rights of others or to determine the scope and validity of the proprietary rights of others. Litigation could result in substantial cost and diversion of our efforts. Moreover, an adverse determination in any litigation could cause us to lose proprietary rights, subject us to significant liabilities to third parties, require us to seek licenses or alternative technologies from third parties or prevent us from manufacturing or selling our products. Any of these events could have a material adverse effect on our business, financial condition and results of operations.

WE MUST CONSTANTLY DEVELOP AND SELL NEW SYSTEMS IN ORDER TO KEEP UP WITH RAPID TECHNOLOGICAL CHANGES.

    The markets for our systems and the markets in which our customers compete are characterized by ongoing technological developments and changing customer requirements. We must continue to improve existing systems and to develop new systems that keep pace with technological advances and meet the needs of our customers in order to succeed. We might not be able to continue to improve our systems or develop new systems. The systems we do develop might not be cost-effective or introduced in a timely manner. Developing and introducing new systems may involve significant and uncertain costs. Our business, financial condition and results of operations, as well as our customer relationships, could be adversely affected if we fail to develop or introduce improved systems and new systems in a timely manner.

WE MUST ACHIEVE DESIGN WINS TO RETAIN OUR EXISTING CUSTOMERS AND TO OBTAIN NEW CUSTOMERS.

    The constantly changing nature of semiconductor fabrication technology causes equipment manufacturers to continually design new systems. We often must work with these manufacturers early in their design cycles to modify our equipment to meet the requirements of the new systems. Manufacturers typically choose one or two vendors to provide the power conversion equipment for use with the early system shipments. Selection as one of these vendors is called a design win. It is critical that we achieve these design wins in order to retain existing customers and to obtain new customers.

    We typically must customize our systems for particular customers to use in their equipment to achieve design wins. This customization increases our research and development expenses and can strain our engineering and management resources. These investments do not always result in design wins.

    Once a manufacturer chooses a power conversion and control system for use in a particular product, it is likely to retain that system for the life of that product. Our sales and growth could experience material and prolonged adverse effects if we fail to achieve design wins. In addition, design wins do not always result in substantial sales or profits.

    We believe that equipment manufacturers often select their suppliers based on factors such as long-term relationships. Accordingly, we may have difficulty achieving design wins from equipment manufacturers who are not currently customers. In addition, we must compete for design wins for new systems and products of our existing customers, including those with whom we have had long-term relationships.

OUR EFFORTS TO BE RESPONSIVE TO CUSTOMERS MAY LEAD TO THE INCURRENCE OF COSTS THAT ARE NOT READILY RECOVERABLE.

    We may incur manufacturing overhead and other costs, many of which are fixed, to meet anticipated customer demand. Accordingly, operating results could be adversely affected if orders or revenues in a particular period or for a particular system do not meet expectations.

    We often require long lead times for development of our systems during which times we must expend substantial funds and management effort. We may incur significant development and other expenses as we develop our systems without realizing corresponding revenue in the same period, or at all.

OUR SUCCESS DEPENDS UPON OUR ABILITY TO ATTRACT AND RETAIN KEY PERSONNEL.

    Our success depends upon the continued efforts of our senior management team and our technical, marketing and sales personnel. These employees may voluntarily terminate their employment with us at any time. Our success also depends on our ability to attract and retain additional highly qualified management, technical, marketing and sales personnel. The process of hiring employees with the combination of skills and attributes required to carry out our strategy can be extremely competitive and time-consuming. We may not be able to successfully retain existing personnel or identify, hire and integrate new personnel. If we lose the services of key personnel for any reason, including retirement, or are unable to attract additional qualified personnel, our business, financial condition and results of operations could be materially and adversely affected.

WE CONDUCT MANUFACTURING AT ONLY A FEW SITES.

    We conduct the majority of our manufacturing at our facilities in Fort Collins, Colorado and in Voorhees, New Jersey. We also conduct manufacturing for one customer in Austin, Texas. Tower Electronics, a subsidiary, conducts manufacturing only at its facility in Fridley, Minnesota. Each facility generally manufactures different systems. In July 1997, a severe rainstorm in Fort Collins caused substantial damage to our Fort Collins facilities and to some equipment and inventory. The damage caused us to stop manufacturing at that facility temporarily and prevented us from resuming full production there until mid-September 1997. Our insurance policies did not cover all of the costs that we incurred in connection with the rainstorm. Future natural or other uncontrollable occurrences at any of our primary manufacturing facilities that negatively impact our manufacturing processes may not be fully covered by insurance and could have a material adverse effect on our operations and results of operations.

WE HAVE LIMITED EXPERIENCE IN MAINTAINING MULTIPLE MANUFACTURING FACILITIES.

    The acquisitions of Tower Electronics in 1997 and RF Power Products in 1998 provided us with manufacturing facilities located outside of our facilities in Fort Collins, Colorado. Accordingly, we have limited experience in maintaining multiple manufacturing locations. Substantial costs and delays could result if we fail to effectively manage and integrate our geographically separate facilities.

WE MIGHT NOT BE ABLE TO COMPETE SUCCESSFULLY IN INTERNATIONAL MARKETS OR TO MEET THE SERVICE AND SUPPORT NEEDS OF OUR INTERNATIONAL CUSTOMERS.

    Our customers increasingly require service and support on a worldwide basis as the markets in which we compete become increasingly globalized. We maintain sales and service offices in Germany, Japan, South Korea and the United Kingdom.

    Sales to customers outside the United States accounted for 23% of our total sales in 1997, 28% in 1998 and 28% in the first six months of 1999, and we expect international sales to continue to represent a significant portion of our future sales. International sales are subject to various risks, including:

    - currency fluctuations;

    - governmental controls;

    - political and economic instability;

    - barriers to entry;

    - trade restrictions;

    - changes in tariffs and taxes; and

    - longer payment cycles.

In particular, the Japanese market has historically been difficult for non-Japanese companies, including us, to penetrate.

    Providing support services for our systems on a worldwide basis also is subject to various risks, including:

    - our ability to hire qualified support personnel;

    - maintenance of our standard level of support; and

    - differences in local customers and practices.

    Our international activities are also subject to the difficulties of managing overseas distributors and representatives and managing foreign subsidiary operations.

    We cannot assure you that we will be successful in addressing any of these risks.

FLUCTUATIONS IN THE CURRENCY EXCHANGE RATE BETWEEN THE U.S. DOLLAR AND FOREIGN CURRENCIES COULD ADVERSELY AFFECT OUR OPERATING RESULTS.

    A portion of our sales is subject to currency exchange risks as a result of our international operations. We have experienced fluctuations in foreign currency exchange rates, particularly against the Japanese yen. Beginning in 1997, we entered into various forward foreign exchange contracts as a hedge against currency fluctuations in the yen. We have not employed hedging techniques with respect to any other currencies. Our current or any future hedging techniques might not protect us adequately against substantial currency fluctuations.

WE MUST MAINTAIN MINIMUM LEVELS OF CUSTOMIZED INVENTORY TO SUPPORT CERTAIN CUSTOMER DELIVERY REQUIREMENTS.

    We must keep a relatively large number and variety of customized systems in our inventory to meet client delivery requirements because a substantial proportion of our business involves the just-in-time shipment of systems. Our inventory may become obsolete as we develop new systems and as our customers develop new systems. Inventory obsolescence could have a material adverse effect on our financial condition and results of operations.

WE ARE SUBJECT TO NUMEROUS GOVERNMENTAL REGULATIONS.

    We are subject to federal, state, local and foreign regulations, including environmental regulations and regulations relating to the design and operation of our power conversion and control systems. We must ensure that our systems meet certain safety and emissions standards, many of which vary across the states and countries in which our systems are used. For example, the European Union has published directives specifically relating to power supplies. We must comply with these directives in order to ship our systems into countries that are members of the European Union. In the past, we have invested significant resources to redesign our systems to comply with these directives. We believe we are in compliance with current applicable regulations, directives and standards and have obtained all necessary permits, approvals and authorizations to conduct our business. However, compliance with future regulations, directives and standards could require us to modify or redesign certain systems, make capital expenditures or incur substantial costs. If we do not comply with current or future regulations, directives and standards:

    - we could be subject to fines;

    - our production could be suspended; or

    - we could be prohibited from offering particular systems in specified markets.

WE MAY INVEST IN START-UP COMPANIES AND COULD LOSE OUR ENTIRE INVESTMENT.

    We have a majority interest in a start-up company and may invest in other start-up companies that develop products and technologies which we believe may provide us with future benefits. These investments may not provide us with any benefit, and we may not achieve any economic return on any of these investments. Our investments in these start-up companies are subject to all of the risks inherent in investing in companies that are not established. We could lose all or any part of our investments in these companies.

WE LEASE OUR FORT COLLINS, COLORADO FACILITIES AND A CONDOMINIUM FROM ENTITIES IN WHICH TWO INDIVIDUALS WHO ARE INSIDERS AND MAJOR STOCKHOLDERS HAVE FINANCIAL INTERESTS.

    We lease our executive offices and manufacturing facilities in Fort Collins, Colorado from Prospect Park East Partnership and from Sharp Point Properties, LLC. Douglas S. Schatz, our Chairman and Chief Executive Officer, holds a 26.7% interest in each of the leasing entities. G. Brent Backman, a member of our board of directors, holds a 6.6% interest in each of the leasing entities. Aggregate rental payments under such leases for 1998 totaled approximately $1.4 million. We also lease a condominium in Breckenridge, Colorado to provide rewards and incentives to our customers, suppliers and employees. We lease the condominium from AEI Properties, a partnership in which Mr. Schatz holds a 60% interest and Mr. Backman holds a 40% interest. Aggregate rental payments under the condominium lease for 1998 totaled approximately $36,000. Mr. Schatz owns approximately 45.0% of our common stock, and Mr. Backman owns approximately 7.8% of our common stock. Each of Messrs. Schatz and Backman is offering to sell 875,000 shares in this common stock offering and has granted the underwriters an over-allotment option to purchase an additional 131,250 shares.

THE YEAR 2000 ISSUE COULD HAVE AN ADVERSE IMPACT ON OUR BUSINESS.

    The year 2000 issue is the result of computer programs that rely on two-digit date codes, instead of four-digit date codes, to indicate the year. Computer programs which are unable to interpret the date code "00" as the year 2000 may not be able to perform computations and decision-making functions after December 31, 1999 and could cause computer systems to malfunction. We have developed a multi-phase program for year 2000 information systems compliance. In what we believe to be the most reasonably likely worst case year 2000 scenario, we would be unable to obtain electronic components from one or more of our suppliers because of the suppliers' failure to timely become year 2000 compliant, and we would be unable to obtain the necessary components from another source, manufacture the necessary components internally or to redesign our systems to accommodate different components without substantial costs or delays, or at all. We may not be able to respond fully and efficiently to those concerns.

    We estimate that the costs to remedy and test the year 2000 matters will be immaterial. Our cost estimates do not include costs and time that may be incurred as a result of any vendor's or customer's failures to become year 2000 compliant on a timely basis. In addition, we cannot predict whether any litigation will be brought against us as a result of any supplier's or customer's failure to become year 2000 compliant on a timely basis or claiming that our products are not year 2000 compliant or otherwise.

RISKS RELATED TO THE COMMON STOCK

THE MARKET PRICE OF OUR STOCK HAS BEEN AND WILL LIKELY CONTINUE TO BE HIGHLY VOLATILE.

    The stock market generally and the market for technology stocks in particular have experienced significant price and volume fluctuations, which often have been unrelated or disproportionate to the operating performance of such companies. From our IPO in November 1995 through September 17, 1999, the closing prices of our common stock on the Nasdaq National Market have ranged from $3.50 to $44.97. The market for our common stock likely will continue to be subject to similar fluctuations. Many factors could cause the trading price of our common stock to fluctuate substantially, including the following:

    - future announcements concerning our business, our customers or our competitors;

    - variations in our operating results;

    - announcements of technological innovations;

    - the introduction of new products or changes in product pricing policies by us, our competitors or our customers;

    - changes in earnings estimates by securities analysts or announcements of operating results that are not aligned with the expectations of analysts and investors;

    - the economic and competitive conditions in the industries in which our customers operate; and

    - general stock market trends.

OUR MANAGEMENT HAS BROAD DISCRETION TO DETERMINE HOW TO USE THE FUNDS RAISED FROM THE SALE OF THE COMMON STOCK AND THE CONVERTIBLE NOTES, AND MAY USE THOSE FUNDS IN WAYS THAT MAY NOT INCREASE OUR OPERATING RESULTS OR MARKET VALUE.

    The net proceeds we receive from our sale of common stock in this offering and our sale of convertible notes in the concurrent convertible notes offering have not been allocated for a particular purpose. We intend to use the net proceeds for general corporate purposes, including acquisitions and working capital requirements. We may use some or all of the net proceeds for acquisitions, although no agreement or understanding with respect to any future acquisition has been reached. Our management will have significant discretion as to the use of the net proceeds of the offerings and you will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately. The net proceeds from this offering and the concurrent convertible notes offering may be applied to uses that ultimately may not increase our operating results or our market value.

OUR EXECUTIVE OFFICERS AND DIRECTORS OWN A MAJORITY OF OUR OUTSTANDING COMMON STOCK, WHICH COULD ENABLE THEM TO CONTROL OUR BUSINESS AND AFFAIRS.

    Our executive officers and directors own approximately 55.84% of our outstanding common stock outstanding as of September 16, 1999. Assuming the sale of common stock in the common stock offering, and without giving effect to conversion of any convertible notes, our executive officers and directors will own approximately 46.87% of our common stock. Douglas S. Schatz, our Chairman and Chief Executive Officer, owns approximately 44.11% of our common stock outstanding as of September 16, 1999 and, following the sale of common stock in the common stock offering, will own 39.42% of our outstanding common stock. These stockholdings give our executive officers and directors collectively, and Mr. Schatz individually, significant voting power. Depending on the number of shares that abstain or otherwise are not voted, our executive officers and directors collectively, and Mr. Schatz individually, may be able to elect all of the members of our board of directors and to control our business and affairs for the foreseeable future.

ANTITAKEOVER PROVISIONS LIMIT THE ABILITY OF A PERSON OR ENTITY TO ACQUIRE CONTROL OF US.

    Our certificate of incorporation and bylaws include provisions which:

    - allow the board of directors to issue preferred stock with rights senior to those of the common stock without any vote or other action by the holders of the common stock;

    - limit the right of our stockholders to call a special meeting of stockholders; and

    - impose procedural and other requirements that could make it difficult for stockholders to effect certain corporate actions.

In addition, we are subject to the anti-takeover provisions of the Delaware General Corporation Law. Any of these provisions could delay or prevent a person or entity from acquiring control of us. The effect of these provisions may be to limit the price that investors are willing to pay in the future for our securities. These provisions might also discourage potential acquisition proposals or could diminish the opportunities for our stockholders to participate in a tender offer, even if the acquisition proposal or tender offer is at a price above the then current market price for our common stock.

                 CAUTIONARY NOTE ON FORWARD-LOOKING STATEMENTS

    Some of the statements contained in or incorporated by reference in this prospectus discuss our plans and strategies for our business or make other forward-looking statements, as this term is defined in the Private Securities Litigation Reform Act. The words "anticipates", "believes", "estimates", "expects", "plans", "intends" and similar expressions are intended to identify these forward-looking statements, but are not the exclusive means of identifying them. These forward-looking statements reflect the current views of our management. However, various risks, uncertainties and contingencies could cause our actual results, performance or achievements to differ materially from those expressed in, or implied by, these statements, including the following:

    - the success or failure of our efforts to implement our business strategy; and

    - the other risks and uncertainties discussed under the heading "Risk Factors" and elsewhere in this prospectus and in the documents incorporated by reference.

    We do not have any obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise. You should carefully consider the information set forth under the caption "Risk Factors" and elsewhere in this prospectus and in the documents incorporated by reference. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in, implied by or incorporated by reference in this prospectus might not occur.

                                USE OF PROCEEDS

    We are offering 1,000,000 shares of common stock. After deducting the underwriters' discounts and commissions and estimated offering expenses, we anticipate retaining approximately $35,825,000 of the proceeds from our sale of common stock (based on an assumed offering price of $38.00 per share). We will not receive any of the proceeds from the sale of common stock by the selling stockholders.

    Concurrently with our common stock offering, we are offering to sell $100,000,000 of convertible notes. After deducting the underwriters' discounts and commissions and estimated offering expenses, we anticipate retaining proceeds from that offering of approximately $96,725,000, assuming a sale of the convertible notes at 100% of the principal amount. We anticipate retaining proceeds from the convertible notes offering of approximately $111,275,000 if the underwriters for that offering exercise their over-allotment option in full.

    We intend to use the net proceeds from these offerings of approximately $132,550,000 for general corporate purposes, including acquisitions, and working capital requirements. Although we actively seek acquisition opportunities, no agreement or understanding with respect to any future acquisition has been reached. Pending their ultimate use, we intend to invest the net proceeds from these offerings in short-term, investment grade, interest bearing securities, certificates of deposit or direct or guaranteed obligations of the United States.

                          PRICE RANGE OF COMMON STOCK

    Our common stock is quoted on the Nasdaq National Market under the symbol "AEIS". The following table sets forth the range of high and low bid prices for the common stock on the Nasdaq National Market for the periods indicated.

                                                                                HIGH        LOW
                                                                              ---------  ---------
1997
  First quarter.............................................................      7 7/8      5 1/4
  Second quarter............................................................     14 3/8      7 1/8
  Third quarter.............................................................     31 1/8     14 1/2
  Fourth quarter............................................................     34 1/8     12 1/4

1998
  First quarter.............................................................     17 5/8         10
  Second quarter............................................................    15 1/16         11
  Third quarter.............................................................     12 3/8          6
  Fourth quarter............................................................     22 7/8      5 5/8

1999
  First quarter.............................................................     29 1/2     19 1/4
  Second quarter............................................................     36 5/8     23 1/2
  Third quarter (through September 17, 1999)................................     43 3/8     30 1/4

                                DIVIDEND POLICY

    We have not declared or paid any cash dividends on the common stock since prior to 1994 when we were an S corporation for tax purposes. We currently intend to retain all of our future earnings to finance our business. In addition, our revolving credit facility prohibits us from declaring or paying cash dividends on the common stock. As a result, we do not anticipate paying any cash or other dividends on the common stock in the foreseeable future.

                                 CAPITALIZATION

    The following table sets forth our capitalization as of June 30, 1999, (1) on a historical basis, (2) as adjusted to reflect our sale of 1,000,000 shares of common stock at an assumed offering price of $38.00 per share, and (3) as further adjusted to reflect the sale of $100,000,000 principal amount of convertible notes at an assumed offering price of 100% of principal amount and the application of the estimated proceeds, in each case net of our estimated offering expenses and underwriters' discounts and commissions. You should read this table together with our financial statements and notes thereto and other financial and operating data included elsewhere in this prospectus or incorporated by reference into this prospectus. See "Management's Discussion and Analysis of Financial Condition and Results of Operations".

                                                                       JUNE 30, 1999
                                                             ---------------------------------
                                                                                        AS
                                                                                      FURTHER
                                                              ACTUAL    AS ADJUSTED  ADJUSTED
                                                             ---------  -----------  ---------
                                                                      (IN THOUSANDS)
Long-term debt and capital lease obligations...............  $   1,766   $   1,766   $   1,766
Convertible notes..........................................         --          --     100,000
Stockholders' equity
  Preferred stock, 1,000 shares authorized; none issued and
    outstanding............................................         --          --          --
  Common stock, 40,000 shares authorized; 26,969 issued and
    outstanding (actual); 27,969 issued and outstanding (as
    adjusted and as further adjusted)......................         27          28          28
Additional paid-in capital.................................     62,193      98,017      98,017
Retained earnings..........................................     32,443      32,443      32,443
Cumulative translation adjustment..........................     (1,274)     (1,274)     (1,274)
                                                             ---------  -----------  ---------
  Total stockholders' equity...............................     93,389     129,214     129,214
                                                             ---------  -----------  ---------
    Total capitalization...................................  $  95,155   $ 130,980   $ 230,980
                                                             ---------  -----------  ---------
                                                             ---------  -----------  ---------

                      SELECTED CONSOLIDATED FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

    The selected consolidated financial data in this chart for the years ended December 31, 1994 to 1998 and as of December 31 of those years are derived from our audited financial statements.

    The selected consolidated statement of operations data for the year ended December 31, 1998 and the related consolidated balance sheet and other data as of and for the year ended December 31, 1998 were derived from consolidated financial statements audited by Arthur Andersen LLP, independent accountants, whose related audit report is included in our annual report on Form 10-K.

    The selected consolidated statement of operations data for the years ended December 31, 1996 and 1997 and the related consolidated balance sheet and other data as of and for the year ended December 31, 1997 were derived from consolidated financial statements audited in part by Arthur Andersen LLP and in part by KPMG LLP, whose audit reports are included in our annual report on Form 10-K. KPMG LLP's audit report pertains to Advanced Energy Voorhees, Inc., formerly named RF Power Products, Inc., whose fiscal year end was November 30. As such, the balance sheet and other data and the statement of operations data of the Company for fiscal 1996 and 1997 includes the balance sheet of Advanced Energy Voorhees, Inc. as of November 30, 1996 and 1997, and the statement of operations for each of the two years in the period ended November 30, 1997, respectively.

    The selected consolidated statements of operations data for the years ended December 31, 1994 and 1995, and the related consolidated balance sheet and other data as of December 31, 1996 were restated from our audited consolidated financial statements and from audited consolidated financial statements of Advanced Energy Voorhees. The Advanced Energy Voorhees financial statements are not included in our annual reports on Form 10-K.

    The selected consolidated financial data in this chart for the six months ended June 30, 1998 and 1999 and as of June 30, 1999 are derived from our unaudited financial statements, which are included in our quarterly report on Form 10-Q for the quarter ended June 30, 1999. The unaudited financial data has been prepared on the same basis as the audited financial data and, in our opinion, includes all normal recurring adjustments necessary for a fair statement of the results for the periods covered.

    The following data should be read in conjunction with the financial statements and related notes incorporated by reference in this prospectus and "Management's Discussion and Analysis of Financial Condition and Results of Operation".

                                                                                                SIX MONTHS ENDED
                                                      YEAR ENDED DECEMBER 31,                       JUNE 30,
                                          -----------------------------------------------     --------------------
                                           1994      1995      1996      1997      1998        1998         1999
                                          -------  --------  --------  --------  --------     -------     --------
                                                                                                  (UNAUDITED)
STATEMENT OF OPERATIONS DATA:
Sales...................................  $68,159  $121,075  $129,931  $175,758  $124,698     $75,850     $ 74,243
Cost of sales...........................   36,183    65,003    82,685   108,802    87,985      53,729       42,852
                                          -------  --------  --------  --------  --------     -------     --------
Gross profit............................   31,976    56,072    47,246    66,956    36,713      22,121       31,391
                                          -------  --------  --------  --------  --------     -------     --------
Operating expenses
  Research and development..............    7,190    12,865    17,288    19,336    23,849      12,229       12,610
  Sales and marketing...................    5,982     8,256    10,723    11,646    13,531       7,076        7,284
  General and administrative............    6,989    10,612     8,865    10,480     9,483       5,627        5,958
  Other expenses(1).....................       --        --        --     5,780     2,625          --           --
                                          -------  --------  --------  --------  --------     -------     --------
Total operating expenses................   20,161    31,733    36,876    47,242    49,488      24,932       25,852
                                          -------  --------  --------  --------  --------     -------     --------
Income (loss) from operations...........   11,815    24,339    10,370    19,714   (12,775)     (2,811)       5,539
Other (expense) income..................      (96)     (452)      (39)     (191)      358         227           17
                                          -------  --------  --------  --------  --------     -------     --------
  Net income (loss) before income
    taxes...............................   11,719    23,887    10,331    19,523   (12,417)     (2,584)       5,556
Provision (benefit) for income taxes....    4,386     9,089     3,960     7,467    (2,900)       (333)       2,252
                                          -------  --------  --------  --------  --------     -------     --------
Net income (loss).......................  $ 7,333  $ 14,798  $  6,371  $ 12,056  $ (9,517)    $(2,251)    $  3,304
                                          -------  --------  --------  --------  --------     -------     --------
                                          -------  --------  --------  --------  --------     -------     --------
Basic earnings (loss) per share.........  $  0.36  $   0.67  $   0.25  $   0.47  $  (0.36)    $ (0.08)    $   0.12
                                          -------  --------  --------  --------  --------     -------     --------
                                          -------  --------  --------  --------  --------     -------     --------
Diluted earnings (loss) per share.......  $  0.32  $   0.63  $   0.25  $   0.46  $  (0.36)    $ (0.08)    $   0.12
                                          -------  --------  --------  --------  --------     -------     --------
                                          -------  --------  --------  --------  --------     -------     --------
OTHER DATA:
Ratio of earnings to fixed charges
  (2)...................................    17.4x     36.5x     37.4x     41.6x        --(3)       --(3)    155.3x

                                                                                           JUNE 30, 1999
                                                     DECEMBER 31,            ------------------------------------------
                                            -------------------------------                                AS FURTHER
                                              1996       1997       1998      ACTUAL    AS ADJUSTED(4)   ADJUSTED(4)(5)
                                            ---------  ---------  ---------  ---------  ---------------  --------------
                                                                                            (UNAUDITED)
BALANCE SHEET DATA:
Cash and cash equivalents/marketable secu-
  rities..................................  $  11,778  $  32,215  $  28,134  $  25,498    $    61,323      $  158,048
Working capital...........................     41,638     74,342     62,059     66,964        102,789         199,514
Total assets..............................     68,078    130,064    101,035    113,383        149,208         249,208
Total debt................................      3,741      6,518        537      1,766          1,766         101,766
Stockholders' equity......................     54,927     97,527     89,133     93,389        129,214         129,214

------------------

    Notes:

(1) Other operating expenses represent a restructuring charge, merger costs, storm damages and recoveries and a write-off of purchased in-process research and development expenses.

(2) The ratio of earnings to fixed charges represents, on a pre-tax basis, the number of times earnings cover fixed charges. Earnings consist of net income to which has been added interest expense on capital leases and long-term debt. Fixed charges consist of interest expense on capital leases and long-term debt.

(3) The losses for 1998 and the six months ended June 30, 1998 are not sufficient to cover fixed charges by a total of approximately $12.2 million for 1998 and $2.5 million for the six months ended June 30, 1998. As a result, the ratio of earnings to fixed charges has not been computed for either 1998 or the six months ended June 30, 1998.

(4) Reflects net proceeds of approximately $35,825,000 from our sale of 1,000,000 shares of common stock (assuming an offering price of $38.00 per share), after deducting underwriters' discounts and commissions and estimated offering expenses relating to the common stock offering.

(5) Reflects net proceeds of approximately $96,725,000 from the sale of $100,000,000 of convertible notes in the concurrent convertible notes offering (assuming an offering price of 100% of the principal amount), after deducting underwriters' discounts and commissions and estimated offering expenses relating to the convertible notes offering.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

OVERVIEW

    We design, manufacture and support power conversion and control systems. These systems are important components of industrial manufacturing equipment that modifies surfaces or deposits or etches thin film layers on computer chips, CDs, flat panel displays such as computer screens, DVDs, windows, eyeglasses, solar panels and other products. We market and sell our systems primarily to large, global OEMs of semiconductor, data storage, flat panel display and other industrial thin film manufacturing equipment. A substantial and increasing proportion of our sales are made on a just-in-time basis in which the shipment of systems occurs within a few days or hours after an order is received. Our revenues are recognized upon shipment of our systems. Since inception, we have sold over 150,000 power conversion and control systems.

    The semiconductor capital equipment industry accounted for approximately 59% of our total sales in 1997, 49% in 1998 and 59% in the first six months of 1999. We have been successful in achieving a number of design wins which have resulted in our obtaining new customers and solidifying relationships with our existing customers. We believe our ability to continue to achieve design wins with existing and potential customers will be critical to our future success.

    We continuously seek to expand our product offerings and customer base through internal development and acquisitions.

    In May 1997, we acquired the assets of MIK Physics, Inc. This acquisition provided the base technology for our Astral products, which are high power direct current (DC) systems used in PVD equipment.

    In August 1997, we acquired Tower Electronics. This acquisition expanded our technology and customer base, and provided us with the capability to design and manufacture power conversion systems for use in modems, non-impact printers, night vision goggles and laser devices.

    We took another step towards achieving further market diversification in September 1998 when we acquired the assets of Fourth State Technology. This acquisition enhanced our capability to design and manufacture RF power-related process control systems used to monitor and analyze data in thin film processes.

    In October 1998, we acquired RF Power Products, which designs, manufactures and supports RF power conversion and control systems consisting of generators and matching networks. Generators provide radio frequency power and matching networks provide control over power flow to the customers' equipment. We believe our ability to offer an expanded line of RF systems to our existing customer base has strengthened those relationships. We sell these products principally to semiconductor capital equipment manufacturers. We also sell similar systems to capital equipment manufacturers in the flat panel display and thin film data storage industries, and are exploring applications for these products in other industries.

    In August 1999, we acquired a majority interest in LITMAS, a start-up company that designs and manufactures plasma abatement systems and high-density plasma sources. LITMAS' first product, "Litmas Blue", reduces "greenhouse gas" (PFC and HFC) emissions from tools used in the etch process in the fabrication of semiconductors. We believe that Litmas Blue and LITMAS' future products will expand our product offerings to our existing and potential customers in the semiconductor capital equipment industry.

RESULTS OF OPERATIONS

    The following table summarizes certain data as a percentage of sales extracted from our statements of operations for the periods presented:

                                                                     YEAR ENDED       SIX MONTHS ENDED
                                                                    DECEMBER 31,          JUNE 30,
                                                                   ---------------    -----------------
                                                                    1997    1998       1998       1999
                                                                   ------  -------    -------    ------
                                                                                         (UNAUDITED)
Sales............................................................   100.0%   100.0%     100.0%    100.0%
Cost of sales....................................................    61.9     70.6       70.8      57.7
                                                                   ------  -------    -------    ------
Gross margin.....................................................    38.1     29.4       29.2      42.3
                                                                   ------  -------    -------    ------
Operating expenses:
  Research and development.......................................    11.0     19.1       16.1      17.0
  Sales and marketing............................................     6.6     10.9        9.3       9.8
  General and administrative.....................................     6.0      7.5        7.4       8.0
  Other expenses.................................................     3.3      2.1         --        --
                                                                   ------  -------    -------    ------
Total operating expenses.........................................    26.9     39.6       32.9      34.8
                                                                   ------  -------    -------    ------
Income (loss) from operations....................................    11.2    (10.2)      (3.7)      7.5
Other (expense) income...........................................    (0.1)     0.2        0.3       0.0
                                                                   ------  -------    -------    ------
Net income (loss) before income taxes............................    11.1    (10.0)      (3.4)      7.5
Provision (benefit) for income taxes.............................     4.2     (2.4)      (0.4)      3.0
                                                                   ------  -------    -------    ------
Net income (loss)................................................     6.9%    (7.6)%     (3.0)%     4.5%
                                                                   ------  -------    -------    ------
                                                                   ------  -------    -------    ------

SIX MONTHS ENDED JUNE 30, 1998 COMPARED TO SIX MONTHS ENDED JUNE 30, 1999

    SALES. We sell power conversion and control systems primarily to the semiconductor capital equipment, data storage and industrial markets in the United States, to the flat panel display and data storage markets in Japan, and to the data storage and industrial markets in Europe. We also sell spare parts and repair services worldwide through our global support organization.

    Sales for the first six months of 1999 were $74.2 million, a decrease of 2% from sales of $75.8 million in the first six months of 1998. The decrease was attributable mostly to decreases in sales to industrial markets, which were partially offset by increases in sales to customers in the semiconductor capital equipment industry.

    The following tables summarize net sales and percentages of net sales by customer type for the six-month periods ended June 30, 1998 and 1999:

                                                                           SIX MONTHS ENDED
                                                                               JUNE 30,
                                                                         --------------------
                                                                           1998       1999
                                                                         ---------  ---------
                                                                            (IN THOUSANDS)
Semiconductor capital equipment........................................  $  40,820  $  43,854
Data storage...........................................................      9,160      9,040
Flat panel display.....................................................      3,769      3,559
Industrial.............................................................     18,881     13,745
Customer service technical support.....................................      3,220      4,045
                                                                         ---------  ---------
                                                                         $  75,850  $  74,243
                                                                         ---------  ---------
                                                                         ---------  ---------

                                                                             SIX MONTHS ENDED
                                                                                 JUNE 30,
                                                                           --------------------
                                                                             1998       1999
                                                                           ---------  ---------
Semiconductor capital equipment..........................................       53.8%      59.1%
Data storage.............................................................       12.1       12.2
Flat panel display.......................................................        5.0        4.8
Industrial...............................................................       24.9       18.5
Customer service technical support.......................................        4.2        5.4
                                                                           ---------  ---------
                                                                               100.0%     100.0%
                                                                           ---------  ---------
                                                                           ---------  ---------

    The following tables summarize net sales and percentages of net sales by geographic region for the six-month periods ended June 30, 1998 and 1999:

                                                                           SIX MONTHS ENDED
                                                                               JUNE 30,
                                                                         --------------------
                                                                           1998       1999
                                                                         ---------  ---------
                                                                            (IN THOUSANDS)
United States and Canada...............................................  $  57,081  $  53,453
Europe.................................................................     12,835     11,971
Asia Pacific...........................................................      5,714      8,457
Rest of world..........................................................        220        362
                                                                         ---------  ---------
                                                                         $  75,850  $  74,243
                                                                         ---------  ---------
                                                                         ---------  ---------

                                                                              SIX MONTHS ENDED
                                                                                  JUNE 30,
                                                                            --------------------
                                                                              1998       1999
                                                                            ---------  ---------
United States and Canada..................................................       75.3%      72.0%
Europe....................................................................       16.9       16.1
Asia Pacific..............................................................        7.5       11.4
Rest of world.............................................................        0.3        0.5
                                                                            ---------  ---------
                                                                                100.0%     100.0%
                                                                            ---------  ---------
                                                                            ---------  ---------

    GROSS MARGIN. Our gross margin for the first six months of 1999 was 42.3%, up from 29.2% in the first six months of 1998. The improvement in gross margin was primarily a result of our efforts to reduce material and manufacturing overhead costs, including implementation of our restructuring plan in the third quarter of 1998.

    We provide warranty coverage for our systems ranging from 12 to 24 months. We estimate the anticipated costs of repairing systems under such warranties based on the historical average costs of repairs. To date, we have not experienced significant warranty costs in excess of our recorded reserves.

    RESEARCH AND DEVELOPMENT. Our research and development expenses are incurred researching new technologies, developing new systems and improving existing system designs. Research and development expenses for the first six months of 1999 were $12.6 million, up from $12.2 million in the first six months of 1998, representing an increase of 3%. The increase was attributable to higher spending for materials and supplies. As a percentage of sales, research and development expenses increased to 17.0% in the first six months of 1999 from 16.1% in the first six months of 1998.

    We believe continued research and development investment for development of new systems is critical to our ability to serve new and existing markets. Since our inception, research and development costs generally have been internally funded and all have been expensed as incurred.

    SALES AND MARKETING. Sales and marketing expenses support domestic and international sales and marketing activities which include personnel, trade shows, advertising and other marketing activities. Sales and marketing expenses for the first six months of 1999 were $7.3 million, up slightly from $7.1 million in the first six months of 1998, representing an increase of 3%. As a percentage of sales, sales and marketing expenses increased to 9.8% in the first six months of 1999 from 9.3% in the first six months of 1998.

    GENERAL AND ADMINISTRATIVE. General and administrative expenses support our worldwide financial, administrative, information systems and human resources functions. General and administrative expenses for the first six months of 1999 were $6.0 million, up from $5.6 million in the first six months of 1998, representing an increase of 7%. As a percentage of sales, general and administrative expenses increased to 8.0% in the first six months of 1999 from 7.4% in the first six months of 1998.

    OTHER INCOME. Other income consists primarily of interest income and expense, foreign exchange gains and losses, and other non-operating expenses. Other income for the first six months of 1999 was $17,000, compared to $227,000 in the first six months of 1998, representing a decrease of 93%.

    Interest expense consists principally of borrowings under our bank credit and capital lease facilities and a state government loan.

    We have experienced fluctuations in foreign currency exchange rates, particularly against the Japanese yen. Beginning in 1997, we entered into various forward foreign exchange contracts as a hedge against currency fluctuations in the yen. We continue to evaluate various methods to minimize the effects of currency fluctuations.

    PROVISION FOR INCOME TAXES.The income tax provision was $2.3 million for the first six months of 1999, compared to an income tax benefit of $333,000 for the first six months of 1998. The estimated effective rate was 40.5% for the first six months of 1999, compared to an effective income tax benefit rate of 12.9% for the first six months of 1998. The higher effective consolidated tax rate for the first six months of 1999 is attributable to losses recorded at our Advanced Energy Voorhees subsidiary in the second quarter of 1998 for which no tax benefit had been recorded and a shift in the mix of our taxable income toward a greater share from countries with higher effective tax rates. Changes in the relative earnings of our U.S. and foreign operations affect our consolidated effective tax rate. To the extent that a larger percentage of taxable earnings are derived from our foreign subsidiaries whose tax rates are higher than domestic tax rates, we could experience a higher consolidated effective tax rate than the historical rates we have experienced. We adjust our provision for income taxes periodically based upon the anticipated tax status of all of our foreign and domestic entities.

YEAR ENDED DECEMBER 31, 1997 COMPARED TO YEAR ENDED DECEMBER 31, 1998

    SALES. Sales for 1998 were $124.7 million, a decrease of 29% from sales of $175.8 million for 1997. The decrease was due to decreased unit sales. The semiconductor capital equipment industry, affected primarily by the Asian financial crisis, experienced a severe downturn from the end of 1997 through 1998. This caused a 41% decrease in our sales to this industry in 1998 compared to 1997, primarily in the United States and the Asia Pacific region. Sales to the data storage industry decreased 27%, although sales to our largest customer in that industry grew significantly from 1997 to 1998, resulting in higher sales in Europe. Sales to industrial markets were slightly higher, but would have been lower if not for the full-year effect of sales by Tower Electronics in 1998.

    GROSS MARGIN. Our gross margin for 1998 was 29.4%, down from 38.1% in 1997. The decrease in gross margin was primarily due to unfavorable absorption of manufacturing overhead as a result of significant capacity expansion in 1997 and the reduced level of sales in 1998.

    RESEARCH AND DEVELOPMENT. Research and development expenses for 1998 were $23.8 million, up from $19.3 million in 1997, representing an increase of 23%. As a percentage of sales, research and development expenses increased to 19.1% in 1998 from 11.0% in 1997 as a result of the lower sales base. The increase in expenses from 1997 to 1998 is primarily due to increases in payroll, materials and supplies, purchased services, and higher infrastructure costs for new product development.

    We recorded a one-time charge of $3.1 million in 1997 for the portion of the Tower Electronics purchase price attributable to in-process research and development. This one-time charge is not included in the $19.3 million reported for research and development expense in 1997.

    SALES AND MARKETING. Sales and marketing expenses for 1998 were $13.5 million, up from $11.6 million in 1997, representing an increase of 16%. The increase is attributable to higher payroll costs incurred as we continue to increase our sales management and product management capabilities. Additionally, we increased spending in 1998 to develop worldwide applications engineering capabilities. As a percentage of sales, sales and marketing expenses increased to 10.9% in 1998 from 6.6% in 1997 as a result of the lower sales base.

    GENERAL AND ADMINISTRATIVE. General and administrative expenses for 1998 were $9.5 million, down from $10.5 million in 1997, representing a decrease of 10%. This decrease is primarily attributable to implementation of our 1998 restructuring plan. As a percentage of sales, general and administrative expenses increased to 7.5% in 1998 from 6.0% in 1997. This increase was due to the lower sales base.

    OTHER EXPENSES. We took one-time charges totaling $5.8 million in 1997. We took a net charge of $2.7 million for storm damage to our headquarters and main manufacturing facilities that resulted from heavy rains in the Fort Collins area in July 1997. We settled with our insurance carrier in 1998, and recorded a $1.1 million recovery in the fourth quarter of 1998.

    As discussed above in "--Research and Development", our acquisition of Tower Electronics resulted in a write-off of $3.1 million in 1997 for purchased in-process research and development, which is nondeductible for income tax purposes.

    We took one-time charges totaling $3.7 million in 1998. In August 1998, we announced a restructuring plan to respond to the downturn in the semiconductor capital equipment market. The plan included a reduction of workforce of 128 people, the closure of one facility in our Fort Collins,

Colorado campus, and the abandonment of plans to construct a new manufacturing facility in Fort Collins. Other reductions in workforce at the Voorhees facility were effected during 1998. We took a one-time charge of $1.0 million for the restructuring in the third quarter of 1998.

    On October 8, 1998, we acquired RF Power Products in a pooling of interests that involved the exchange of four million shares of our common stock for the publicly held common stock of RF Power Products. We incurred as part of the business combination $2.7 million of acquisition expenses recorded in the fourth quarter of 1998, which is non-capitalizable and generally nondeductible for income tax purposes.

    OTHER (EXPENSE) INCOME. Other (expense) income consists primarily of interest income and expense, foreign exchange gains and losses and other non-operating expenses. Interest income for 1998 was $1.1 million, up from $0.6 million in 1997, representing an increase of 83%. Interest income was due primarily to earnings on investments made from the proceeds of our IPO in November 1995 and our underwritten public offering in October 1997.

    Interest expense decreased to approximately $0.2 million for 1998 from $0.5 million for 1997.

    PROVISION (BENEFIT) FOR INCOME TAXES. The income tax benefit was $2.9 million for 1998 compared to an income tax provision of $7.5 million in 1997. The estimated effective rate was 23.4% for 1998, compared to an effective rate of 38.2% for 1997. The lower rate of the tax benefit in 1998 was due to nondeductible costs associated with our acquisition of RF Power Products, and foreign operating losses for which no benefit was recorded.

QUARTERLY RESULTS OF OPERATIONS

    The following tables present quarterly results in dollars and as a percentage of sales for each of the eight quarters in the period ended June 30, 1999. We believe that all necessary adjustments, consisting only of normal recurring adjustments, have been included in the amounts stated below to present fairly such quarterly information. The operating results for any quarter are not necessarily indicative of results for any subsequent period.

                                                                     QUARTER ENDED
                                 --------------------------------------------------------------------------------------
                                 SEPT. 30,  DEC. 31,   MAR. 31,   JUNE 30,   SEPT. 30,  DEC. 31,   MAR. 31,   JUNE 30,
                                   1997       1997       1998       1998       1998       1998       1999       1999
                                 ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                                   (UNAUDITED) (IN THOUSANDS, EXCEPT PER SHARE DATA)
Sales..........................  $  52,688  $  56,059  $  43,869  $  31,981  $  26,292  $  22,556  $  32,728  $  41,515
Cost of sales..................     31,658     34,878     30,263     23,466     18,317     15,939     19,630     23,222
                                 ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------
Gross profit...................     21,030     21,181     13,606      8,515      7,975      6,617     13,098     18,293
                                 ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------
Operating expenses:
  Research and development.....      5,484      5,656      5,835      6,394      5,722      5,898      5,852      6,758
  Sales and marketing..........      2,829      3,684      3,564      3,512      3,255      3,200      3,305      3,979
  General and administrative...      2,780      3,371      2,859      2,768      2,353      1,503      2,870      3,088
  Restructuring charge.........         --         --         --         --      1,000         --         --         --
  Merger costs.................         --         --         --         --         --      2,742         --         --
  Storm damages (recoveries)...      3,000       (300)        --         --         --     (1,117)        --         --
  Purchased in-process research
    and development............      3,080         --         --         --         --         --         --         --
                                 ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------
Total operating expenses.......     17,173     12,411     12,258     12,674     12,330     12,226     12,027     13,825
                                 ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------
Income (loss) from
  operations...................      3,857      8,770      1,348     (4,159)    (4,355)    (5,609)     1,071      4,468
Other (expense) income.........        (22)        37         98        129       (214)       345        (39)        56
                                 ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------
Net income (loss) before income
  taxes........................      3,835      8,807      1,446     (4,030)    (4,569)    (5,264)     1,032      4,524
Provision (benefit) for income
  taxes........................      2,544      2,305        552       (885)    (1,089)    (1,478)       498      1,754
                                 ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------
Net income (loss)..............  $   1,291  $   6,502  $     894  $  (3,145) $  (3,480) $  (3,786) $     534  $   2,770
                                 ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                 ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------
Diluted earnings (loss) per
  share........................  $    0.05  $    0.24  $    0.03  $   (0.12) $   (0.13) $   (0.14) $    0.02  $    0.10
                                 ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                 ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------
Diluted weighted-average number
  of shares and share
  equivalents..................     26,401     27,143     27,170     26,531     26,585     26,681     28,027     28,169
                                 ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                 ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------

                                                          QUARTER ENDED
                                            ------------------------------------------
                                            SEPT. 30,   DEC. 31,   MAR. 31,   JUNE 30,
                                              1997        1997       1998       1998
                                            ---------   --------   --------   --------
                                                           (UNAUDITED)
Percentage of Sales:
Sales.....................................    100.0%     100.0%     100.0%     100.0%
Cost of sales.............................     60.1       62.2       69.0       73.4
                                            ---------   --------   --------   --------
Gross margin..............................     39.9       37.8       31.0       26.6
                                            ---------   --------   --------   --------
Operating expenses:
  Research and development................     10.4       10.1       13.3       19.9
  Sales and marketing.....................      5.4        6.6        8.1       11.0
  General and administrative..............      5.3        6.0        6.5        8.7
  Restructuring charge....................       --         --         --         --
  Merger costs............................       --         --         --         --
  Storm damages (recoveries)..............      5.7       (0.5)        --         --
  Purchased in-process research and
    development...........................      5.8         --         --         --
                                            ---------   --------   --------   --------
Total operating expenses..................     32.6       22.2       27.9       39.6
                                            ---------   --------   --------   --------
Income (loss) from operations.............      7.3       15.6        3.1      (13.0)
Other income (expense)....................      0.0        0.1        0.2        0.4
                                            ---------   --------   --------   --------
Net income (loss) before income taxes.....      7.3       15.7        3.3      (12.6)
Provision (benefit) for income taxes......      4.8        4.1        1.3       (2.8)
                                            ---------   --------   --------   --------
Net income (loss).........................      2.5%      11.6%       2.0%      (9.8)%
                                            ---------   --------   --------   --------
                                            ---------   --------   --------   --------


                                            SEPT. 30,   DEC. 31,   MAR. 31,   JUNE 30,
                                              1998        1998       1999       1999
                                            ---------   --------   --------   --------

Percentage of Sales:
Sales.....................................    100.0%     100.0%     100.0%     100.0%
Cost of sales.............................     69.7       70.7       60.0       55.9
                                            ---------   --------   --------   --------
Gross margin..............................     30.3       29.3       40.0       44.1
                                            ---------   --------   --------   --------
Operating expenses:
  Research and development................     21.8       26.1       17.9       16.3
  Sales and marketing.....................     12.4       14.2       10.1        9.6
  General and administrative..............      8.9        6.7        8.8        7.4
  Restructuring charge....................      3.8         --         --         --
  Merger costs............................       --       12.2         --         --
  Storm damages (recoveries)..............       --       (5.0)        --         --
  Purchased in-process research and
    development...........................       --         --         --         --
                                            ---------   --------   --------   --------
Total operating expenses..................     46.9       54.2       36.7       33.3
                                            ---------   --------   --------   --------
Income (loss) from operations.............    (16.6)     (24.9)       3.3       10.8
Other income (expense)....................     (0.8)       1.6       (0.1)       0.1
                                            ---------   --------   --------   --------
Net income (loss) before income taxes.....    (17.4)     (23.3)       3.2       10.9
Provision (benefit) for income taxes......     (4.2)      (6.5)       1.5        4.2
                                            ---------   --------   --------   --------
Net income (loss).........................    (13.2)%    (16.8)%      1.6%       6.7%
                                            ---------   --------   --------   --------
                                            ---------   --------   --------   --------

    Our quarterly operating results have fluctuated significantly and we expect them to continue to experience significant fluctuations. Quarterly results are affected by a variety of factors, many of which are beyond our control, including:

    - changes or slowdowns in economic conditions in the semiconductor and semiconductor capital equipment industries and other industries in which our customers operate;

    - the timing and nature of orders placed by major customers;

    - customer cancellations of previously placed orders and shipment delays;

    - pricing competition from our competitors;

    - component shortages resulting in manufacturing delays;

    - changes in customers' inventory management practices;

    - the introduction of new products by us or our competitors; and

    - costs incurred by responding to specific feature requests by customers.

    A substantial portion of our shipments are made on a "just-in-time" basis in which shipment of systems occurs within a few days or hours after an order is received. Our backlog is not meaningful because of the importance of "just-in-time" shipments. We are dependent on obtaining orders for shipment in a particular quarter to achieve our revenue objectives for that quarter. Accordingly, it is difficult for us to predict accurately the timing and level of sales in a particular quarter. Due to our "just-in-time" program, we anticipate quarterly fluctuations in sales to continue to occur.

    Sales fluctuated significantly during the periods presented, reflecting changing demand. Demand for our systems is affected primarily by changes in the semiconductor capital equipment market. The semiconductor capital equipment market experienced a major but short-lived recovery in the second half of 1997, but then a severe downturn began at the end of 1997 and continued through 1998 until the market began to recover in early 1999. Our quarterly sales generally mirrored the market. To a lesser extent, sales are affected by events in the data storage, flat panel display and other industrial markets.

    Our gross margin fluctuated significantly, primarily reflecting the level at which we utilized our manufacturing capacity. Successive decreases in gross margin to 31.0% in the first quarter of 1998 and 26.6% in the second quarter of 1998 were due to decreased utilization of capacity resulting from two successive quarterly decreases in sales to the semiconductor capital equipment industry. Gross margin improved to 30.3% in the third quarter of 1998, despite continued decreased utilization of capacity, due to lower material costs obtained through supplier contract negotiations and cost improvements realized from our restructuring. Gross margin declined to 29.3% in the fourth quarter of 1998, due primarily to further decreased utilization of capacity resulting from another decrease in sales to the semiconductor capital equipment industry. Gross margin increased significantly to 40.0% in the first quarter of 1999, primarily as result of our efforts to reduce material costs and, to a lesser extent, the higher sales base. Gross margin increased again in the second quarter of 1999 to 44.1% due to the higher sales base.

    Operating expenses have been affected by non-recurring charges and credits and our responses to changes in demand for our product, particularly from the semiconductor capital equipment industry. For example, in the third quarter of 1997, we recorded a $3.0 million charge in connection with storm damage we experienced and wrote off $3.1 million of purchased in-process research and development associated with the Tower Electronics acquisition. Due to the downturn in the semiconductor capital equipment industry in 1998, our operating expenses were held relatively flat during the first half of 1998 in anticipation of an early recovery. With the extent and duration of the downturn still uncertain, in the second half of 1998 we reduced operating expenses while maintaining a minimum level of resources necessary to address an upturn in the semiconductor capital equipment industry that began to occur in the first half of 1999. Operating expenses in the third and fourth quarters of 1998 were also affected by non-recurring charges and credits. Operating expenses increased in the first two quarters of 1999, reflecting expenditures to support the significant growth in sales during those periods. As a percentage of sales, operating expenses have declined during periods of rapid sales growth, when sales increased at a rate faster than our ability to add personnel and facilities to support the growth, and increased during periods of flat or decreased sales, when our infrastructure is retained to support anticipated future growth.

    Our provision (benefit) for income taxes fluctuated significantly from the third quarter of 1997 through the second quarter of 1999, primarily due to the effect of non-recurring charges and credits. For example, an effective income tax rate of 66.3% in the third quarter of 1997 was due primarily to the $3.1 million write-off associated with the acquisition of Tower Electronics. An effective income tax benefit rate of 28.1% for the fourth quarter of 1998 was due primarily to nondeductible merger costs offset by tax benefits recorded for operating losses incurred during the quarter.

LIQUIDITY AND CAPITAL RESOURCES

    Since our inception, we have financed our operations, acquired equipment and met our working capital requirements through borrowings under our revolving line of credit, long-term loans secured by property and equipment, cash flow from operations and proceeds from equity offerings.

    Operating activities used cash of $2.1 million in the first six months of 1999, primarily a result of increases in accounts receivable and inventories, partially offset by net income, increases in accounts payable and increased accruals for payroll, employee benefits and income taxes.

Operating activities provided cash of $4.7 million in the first six months of 1998, primarily as a result of decreases in accounts receivable and inventories, offset by the net loss, decreases in accounts payable and decreased accruals for income taxes. We expect future receivable and inventory balances to fluctuate with net sales. We provide just-in-time deliveries to certain of our customers and may be required, under certain contracts or agreements, to maintain minimum levels of inventory to satisfy our customers' delivery requirements. Any increase of our inventory levels will require the use of cash to finance the inventory.

    Investing activities used cash of $1.1 million in the first six months of 1999 and included the purchase of property and equipment for $3.0 million, offset by sales of $1.9 million of marketable securities. Investing activities used cash of $3.2 million in the first six months of 1998 and included the purchase of property and equipment for $4.0 million and the purchase of a stock investment in a start-up company for $0.75 million, offset by sales of $1.5 million of marketable securities.

    Financing activities in the first six months of 1999 provided cash of $3.0 million and consisted primarily of proceeds of $1.8 million from the exercise of employee stock options and net increases in notes payable and capital lease obligations of $1.2 million. Financing activities in the first six months of 1998 used cash of $1.6 million and consisted primarily of payment of notes payable and capital lease obligations of $1.9 million, partially offset by proceeds of $0.3 million from the exercise of employee stock options.

    We plan to spend approximately $7.0 million through the remainder of 1999 and the first six months of 2000 for the acquisition of manufacturing and test equipment and furnishings. Further, we continue to implement our management system software, including the replacement of existing systems in our domestic and foreign locations. We expect to incur aggregate costs of approximately $0.3 million related to training and implementation of the software through the year 2000.

    As of June 30, 1999, we had working capital of $67.0 million. Our sources of available funds as of June 30, 1999 consisted of $11.3 million of cash and cash equivalents, $14.2 million of marketable securities, and a credit facility consisting of a $30.0 million revolving line of credit, of which none was outstanding as of June 30, 1999. Advances under the revolving line of credit bear interest at either the prime rate (8.25% at September 16, 1999) minus 1.25% or the LIBOR 360-day rate (6.0425% at September 16, 1999) plus 150 basis points, at our option. All advances under the revolving line of credit will be due and payable on December 7, 2000, unless up to $10 million of indebtedness is converted into a 3-year term loan prior to that date.

    We believe that our cash and cash equivalents, marketable securities, cash flow from operations and available borrowings will be sufficient to meet our working capital needs for the next twelve months. From time to time, we may raise capital through additional equity or debt financing in order to take advantage of favorable market conditions or to fund material capital equipment purchases or desired expansion. We have considered, and will continue to consider, possible acquisitions of businesses or entities, which we believe could create synergies or opportunities for us. If we were to undertake one or more acquisitions, we may require additional funds which may be provided by the sale of equity or debt securities. The requisite funding might not be available when required or it might not be available on terms acceptable to us.

                                    BUSINESS

OVERVIEW

    We design, manufacture and support power conversion and control systems. These systems are important components of industrial manufacturing equipment that modifies surfaces or deposits or etches thin film layers on computer chips, CDs, flat panel displays such as computer screens, DVDs, windows, eyeglasses, solar panels and other products. Our systems refine, modify and control the raw electrical power from a utility and convert it into power that is uniform and predictable. This allows manufacturing equipment to produce and deposit very thin films at an even thickness on a mass scale. We market and sell our systems primarily to large, global OEMs of semiconductor, flat panel display, data storage and other industrial thin film manufacturing equipment.

    We have sold our systems worldwide to more than 100 OEMs and directly to more than 500 end-users. Since inception, we have sold more than 150,000 power conversion and control systems. Our principal customers include Applied Materials, Balzers, Eaton, Lam Research, Novellus, Singulus and ULVAC.

BACKGROUND

THE MARKET FOR PLASMA-BASED THIN FILM PRODUCTION PROCESSES

    Manufacturing processes in use today employ thin film technology to modify surfaces or to deposit or etch thin layers of materials on substrates such as silicon, glass and metals. In recent years, significant technological advances in thin film processes have permitted materials to be manipulated on an atomic and molecular level. Manufacturers can now both deposit and etch layers of materials that are less than one hundredth of a micron in thickness. Thin film production processes enable manufacturers to control and alter the electrical, magnetic, optical and mechanical characteristics of materials. Products produced by thin film processing include integrated circuits, flat panel displays and magnetic media. The ongoing demand for improvements in the performance, capacity and speed of these products drives manufacturers to develop more advanced technology to produce increasingly thinner, more consistent and more precise layers of film.

    Thin film production processes are now used in a broad and rapidly growing range of industrial manufacturing processes. Thin film processes have been employed most extensively in the semiconductor industry. In the fabrication of integrated circuits, multiple thin film layers of insulating or conductive materials are deposited on a wafer or substrate. Each thin film layer becomes an integral part of microscopic device and circuitry features. For example, the current generation dynamic random access memory chips (DRAMs) are manufactured with ten to thirty layers of film and an overall thickness of no more than 0.5 microns. Thin film manufacturing processes similar to those employed in the semiconductor industry are increasingly being used in the production of flat panel displays such as the monitors in portable computers. These processes are also used extensively in the data storage industry in the production of CDs, DVDs and computer hard disks. Thin film processes for data storage products are used to create the optical and magnetic storage mediums and to deposit protective wear surfaces on the finished products. In addition, industrial manufacturers have begun to use thin film processes to apply coatings or films to a wide range of products, including solar panels, architectural glass, eyeglasses, tools, bar-code readers, lenses, automotive parts, front surface mirrors, razor blades, decorative wrappings and food product packaging.

    The primary applications for thin film manufacturing include deposition, in which a layer of material is deposited on a surface, and etch, in which unneeded portions of a layer are removed. Thin film production was initially accomplished with liquid chemicals, known as wet chemistry processing, or thermal processes. Over time, those processes became inadequate for many applications as the demand for products requiring thinner, more precise films increased. Plasma-based process technology was developed to address the limitations of wet chemistry and thermal technologies and to enable new applications.

    Today plasma-based processing is broadly used by thin film manufacturers. Plasma is commonly created by applying enough electrical force to a gas at reduced pressure to separate electrons from their parent atoms. The atom is transformed to a highly energetic state. In plasma-based thin film processing, the material to be altered, known as the substrate, and one or more specific gases are inserted into a vacuum chamber. The plasma created from the gases is then manipulated by electrical forces to alter the molecular characteristics of the substrate surface. Plasma-based processes are inherently more controllable and more accurate for many applications than other thin film production processes because of the electrical characteristics of plasma. It is possible to more precisely control the arrival rate, angle and energy of molecules at the surface being modified using electrical forces. Plasma-based process technology is expected to continue evolving to meet the worldwide growth in demand for smaller, more versatile electronics, finer visual resolution products and denser data storage mediums because of the precision provided by plasma's electrical characteristics.

    Below is an illustration of a plasma-based production process:

[Illustration titled "Plasma Process Illustration" depicting in diagram form the flow of utility power to a power conversion and control system, with arrows identifying the plasma, ions, electric field and substrate in the vacuum process system.]

POWER CONVERSION AND CONTROL SYSTEM REQUIREMENTS

    The effectiveness of plasma-based production processes depends in large part on the quality of the electrical power used to ignite and manipulate the plasma. A power conversion and control system used in a plasma-based process must refine, modify and control the raw electrical power from a utility and convert it into power that is uniform, predictable and precisely repeatable, which permits the production of identical thin films of unvarying thickness on a mass scale. Instability of electrical forces in the plasma may damage or destroy the substrate under production, as well as the power conversion and control system. A power conversion and control system must react within microseconds, or millionths of a second, to changes in the level of the utility supplied power, the electrical characteristics of the plasma and the process control settings in order to avoid instabilities. The key requirements for plasma processing power conversion and control systems are:

    CONVERSION AND CONTROL OF HIGH POWER. Plasma-based production requires the generation of extremely high levels of electrical power, usually in the range of 500 to 25,000 watts. In contrast, the power level required to operate most home and office electrical equipment is generally far below 500 watts. A power conversion and control system must include the ability to properly convert the externally supplied power, and must also make accurate and fast measurements so the system can be dynamically controlled. These measurements are difficult because of the strong electrical fields and electrical noise that result from the high power concentration and the nature of the plasma itself. Additionally, a power conversion and control system must meet the small footprint requirements of a clean room environment while minimizing the impact of the concentration of electrical radiation and heat caused by tightly packed high power circuitry.

    CONTROL OVER A WIDE RANGE OF POWER LEVELS. Power conversion and control systems for plasma-based processes must operate over a wide range of power levels in order to support a variety of plasma-based processes and applications. For example, a power conversion and control system may need to operate at power levels that vary by a factor of one thousand. In contrast, the power supplies used in most home and office electrical equipment generally only need to operate at power levels that vary by no more than a factor of two. One of the most challenging requirements for plasma-based process power conversion and control systems is the need for system instrumentation to make rapid measurements of many electrical characteristics, including current, voltage, power and impedance levels. The measurements must be made with precision, speed and accuracy at both low and high levels of power.

    CONTROL OF UTILITY INSTABILITIES. Incoming power from a utility supplier is subject to brownouts, surges, voltage transients and general voltage variations. A power conversion and control system must serve as a buffer from the variability of raw utility power sources. Under normal operating conditions, excluding brownouts, voltage from the utility source may vary by as much as 10%. In comparison, even a 1% variance in the power supply to a plasma chamber may cause significant defects in the film under production.

    CONTROL OF ARCS. One of the most critical problems that arises from a failure to control power in a plasma-based process is arcing, which is characterized by intense localized electrical discharges which act like lightning. Arcs often cause serious damage to both the substrate and the power conversion and control equipment. A power conversion and control system must not only be rugged enough to withstand the impact of abrupt electrical changes in the plasma, but must also contain circuitry to extinguish arcs as they occur. The power system must act to control the power levels within less than a microsecond in order to effectively control arcs.

    CONTROL OF SYSTEM INSTABILITIES. The current and voltage in the plasma may fluctuate in some advanced plasma-based processes using exotic gases and electrode arrangements, causing system instabilities. The power conversion and control system must promptly detect the changing electrical characteristics of the plasma and adjust the power supply to prevent instabilities. If these system instabilities are not properly controlled, the thin films will lack uniformity, which may seriously impair the yield and performance of the products being manufactured.

CHARACTERISTICS OF THE POWER CONVERSION AND CONTROL SYSTEM MARKET

    The plasma-based processing industry requires a wide range of power frequencies for plasma-based thin film processes, from zero frequency direct current (DC) to alternating current (AC) at frequencies of several gigahertz. Frequency influences the type of physical and chemical activity that will occur in the plasma. Power conversion and control systems change the frequency of raw utility power as required for particular applications. For example, DC is typically used in PVD processes, while high frequency AC such as RF are typically used in etch and chemical vapor deposition (CVD) processes.

    Power conversion and control systems for plasma-based processes often need to be highly customized to meet application and customer requirements. This customization involves developing unique design and component configurations to permit specific variations in power, voltage, current and frequency levels, modifications for interfacing with customer equipment, and adjustments to controls and external packaging requirements. The long-term challenge facing manufacturers of power conversion and control systems is to efficiently produce these complex, highly customized systems in a cost effective manner. Moreover, power conversion and control systems must be continuously adapted to address the requirements of the growing number of applications using thin film production processes. The customers for these types of systems are generally large, global OEMs in the semiconductor capital equipment, flat panel display and data storage markets. They require a global infrastructure from the manufacturers of power control and conversion systems.

THE ADVANCED ENERGY SOLUTION

    We have been and continue to be a pioneer in the development of power conversion and control systems for advanced plasma-based production processes.

    Key elements of the Advanced Energy solution include:

    KNOWLEDGE OF PLASMA-BASED PROCESSES. Since our inception, we have built a large base of expertise in the interaction between plasma-based processes and power conversion and control systems. This knowledge allows us to develop systems that optimize our customers' plasma-based processes and applications, and to assist customers and potential customers in developing new process applications. One of our core competencies is our ability to advise customers of design advantages that may be achieved in plasma-based production processes for specific applications and in the related power conversion and control systems. We regularly place our scientists and engineers at customer sites to support customers in their process development. We believe this application of knowledge and resources is unique in the industry and represents a key competitive strength.

    UTILIZATION OF SWITCHMODE TECHNOLOGY. We believe that we developed the first switchmode power conversion and control systems for plasma-based processing. Switchmode power conversion is a digitally based solution to power conversion that represents an improvement over previously employed alternatives. Switchmode based systems are smaller, lighter and faster due to their use of high speed switching. Switchmode technology also enables rapid control of the high power required in plasma-based production processes and improves the response time to random variables in the system. In addition, switchmode has the benefit of significantly reducing the stored energy in a system, a major cause of arcing. The MDX system, which we introduced in 1983, was the first switchmode power supply available for PVD applications. It reduced the amount of stored energy by a factor of 100 to 1,000 times compared to the technology then in use and fostered the development and widespread use of PVD processes. We utilize switchmode technology in the majority of our systems. We believe our expertise with switchmode-based systems provides us with a competitive advantage.

    MEASUREMENT AND CONTROL SOLUTIONS. We have designed our systems to incorporate high speed, highly precise electronic measurement and system controls. Multiple sensors continually measure current, voltage and other electrical properties of the plasma. These measurements are converted into signals, processed with digital signal processors, and the results then converted to input signals for the power conversion and control systems. Our power conversion and control systems thus dynamically control the flow of power delivered, minimize stored energy, make precise system adjustments, compensate for random variabilities and notify the user of out-of-range conditions. These dynamic in-system controls enable our systems to prevent or eliminate arcs and other system or utility related instabilities.

    REUSABLE ENGINEERING AND MODULAR DESIGN. We provide customers with fast time-to-market solutions by designing our components using:

    - reusable engineering, in which the core technology of a component can be incorporated in a similar component of a new system or a new product platform; and

    - modular design, in which the same component used in systems of one product platform can be used in systems of another product platform.

    Reusable engineering and programmable software-based architectures enable us to modify our basic platforms to create solutions that are tailored for specific applications and customer requirements. We achieve efficiencies by designing our products to have an open architecture, common features and standard components and interfaces across a variety of processes. As a result, we believe we have the capability to deliver a broad range of customized products with short lead times and on a competitively priced basis.

STRATEGY

    We have achieved a market leadership position by applying our large base of expertise in the interaction between plasma-based processes and power conversion and control systems to design highly precise, customized power conversion and control systems that provide a wide range of power frequencies for plasma-based thin film processes. Our strategy is to continue to build upon our leadership positions in the semiconductor capital equipment, flat panel display and data storage industries while exploring other emerging markets. We believe our five key growth opportunities are:

    EXPANDING LEADERSHIP IN OUR CORE MARKETS. We are the market share leader in the semiconductor capital equipment, data storage and flat panel display markets. We plan to continue to increase our penetration in these three markets by introducing new products and solutions for our existing customers and targeting new customers, but our primary focus will continue to be on the semiconductor capital equipment market. For example, in the semiconductor capital equipment market, we believe that significant opportunities exist for us to introduce new products for processes or applications such as:

    - etch applications using RF power;

    - gas abatement;

    - on-line measurement of power characteristics; and

    - copper electroplating.

    PROVIDING INTEGRATED SOLUTIONS FOR CUSTOMERS. We believe that customers want solutions that improve process control and yield, and decrease their total cost and time to market. We are developing integrated systems to provide more complete solutions that meet our customers' plasma-based process requirements. We are identifying currently fragmented applications of technology involving significant power, measurement and control content, and developing integrated, high performance, robust and cost-effective solutions for these applications.

    TARGETING EMERGING APPLICATIONS. We are targeting emerging applications that have the potential to benefit from more efficient and reliable use of power in manufacturing processes for telecommunications networking equipment, automotive parts, tools, architectural glass and other industrial products.

    PURSUING ACQUISITIONS TO FUEL GROWTH. We actively seek complementary technologies and companies as a means to expand our presence in existing and emerging markets and to provide integrated solutions for customers and potential customers. We have acquired and integrated four companies in the last two years. We continually evaluate companies whose products and technologies could enhance our system level capabilities.

    CAPITALIZING ON WORLDWIDE INFRASTRUCTURE. Our principal customers are large, global OEMs that require that their suppliers have a well-developed worldwide infrastructure. We plan to continue to take advantage of and expand our established global infrastructure, operating skills and comprehensive product portfolio to better serve these customers and to attract new customers with international support needs.

PRODUCTS

    Our switchmode power conversion and control systems have enabled our customers to develop new plasma-based processing applications. In 1982, we introduced our first low-frequency switchmode power conversion and control system specifically designed for use in plasma processes. In 1983, we introduced our first DC system designed for use in PVD applications. This DC system is a compact, cost-effective power solution which greatly reduces stored energy, a major limitation in PVD systems. In 1989, we introduced tuners used to match the characteristics of the plasma with the RF generators. This theme was carried further with the introduction of the Pinnacle series of DC systems in 1995. In 1990, we introduced the first switchmode RF power conversion and control systems for use in semiconductor etch applications. This product line achieved significant design wins because of its smaller size and its ability to provide more precise control. In 1998, we developed the APEX series of RF systems which use new technology to further reduce size and extend the frequency and power range of our RF product line. We introduced a family of accessories for the DC product line in 1993. These pulsed DC products provided major improvements in arc prevention and suppression. We are currently extending the power range of our systems to much higher power levels to enable us to supply products for emerging industrial applications. The products in these product families range in price from $1,500 to $150,000, with an average selling price of approximately $9,200.

    The acquisition of the assets of MIK Physics, Inc. provided the base technology for our recently introduced Astral products, which are high-power DC systems used in PVD equipment.

    The acquisition of Tower Electronics in August 1997 expanded our product line to include low-power DC power conversion systems for use in telecommunications and other industrial applications. These power conversion systems range in power from 50 watts to 600 watts and have an average selling price of approximately $500.

    The acquisition of RF Power Products in October 1998 expanded our product line of RF generators and matching networks. Solid-state generators are presently available for power requirements of up to 5,000 watts and are sold primarily to capital equipment manufacturers in the semiconductor, flat panel display, thin film, and analytical equipment markets. Tube-type generators are available at power levels from 10,000 to 30,000 watts and are primarily sold to capital equipment manufacturers in the thin film head manufacturing market. RF matching networks are systems composed primarily of variable inductors and capacitors with application-specific circuits that can be designed to a customer's specific power requirements. Our RF generators and matching networks have average selling prices similar to our DC products.

    The acquisition of Fourth State Technology in September 1998 enhanced our capability to design and manufacture RF power-related process control systems used to monitor and analyze data in thin film processes. Fourth State's technology also is enabling us to develop power conversion and control systems that incorporate advanced measurement and control systems.

    The acquisition of a majority interest in LITMAS in August 1999 is expected to expand our product line to include plasma abatement systems and high-density plasma sources. These products will be marketed to semiconductor capital equipment manufacturers.

    The following chart sets forth our principal product lines and related basic information:

                        PRODUCT          DESCRIPTION       POWER/CURRENT              MAJOR PROCESS
                       PLATFORM                                LEVEL                   APPLICATIONS
  Direct           MDX                Power control and  500W-80kW          PVD
  Current                             conversion system                     - Metal sputtering
  Products                                                                  - Reactive sputtering
                   MDX-II             Power control and  15kW-120kW         PVD
                                      conversion system                     - Metal sputtering
                                                                            - Reactive sputtering
                   Pinnacle           Power control and  6kW-120kW          PVD
                                      conversion system                     - Metal sputtering
                                                                            - Reactive sputtering
                   Sparc-LE           Arc management     1kW-60kW           For use with MDX systems--permits
                                      accessory                             precise control of reactive
                                                                            sputtering of insulating films
                   E-Chuck            Electrostatic      less than 100W     General wafer handling in
                                      chuck power                           semiconductor PVD, CVD and etch
                                      system                                applications
  Radio            HFV                Power control and  3kW-8kW            PVD
  Frequency                           conversion system                     Etch
  Products
                   RFX                Power control and  600W               General R&D
                                      conversion system
                   RFG                Power control and  600W-5.5kW         Etch
                                      conversion system                     CVD
                   RFXII              Power control and  600W-5.5kW         Etch
                                      conversion system                     CVD
                   APEX               Power control and  1000W-10kW         Etch
                                      conversion system                     CVD
                   AZX, VZX,          Tuner              100W-5kW           Impedance matching network
                   SwitchMatch
                   RF                 Power control and  500W-3kW           Etch
                                      conversion system                     CVD
                   Hercules           Power control and  10kW-30kW          PVD
                                      conversion system
                   Atlas              Power control and  1.5kW-5kW          Etch
                                      conversion system
                   Mercury            Tuner              500W-10kW          Impedance matching network
                   FTMS               Tuner              2kW-5kW            Impedance matching network
  Low and Mid-     PE and PE-II       Low-frequency      1.25kW-30kW        CVD
  Frequency                           power control and                     PVD
  Products                            conversion system                     - Reactive sputtering
                                                                            Surface modification
                   PD                 Mid-frequency      1.25kW-8kW         CVD
                                      power control and                     PVD
                                      conversion system                     - Reactive sputtering
                                                                            Surface modification
                   LF                 Low-frequency      500W-1kW           Etch
                                      power control and                     PVD
                                      conversion system

                        PRODUCT          DESCRIPTION       POWER/CURRENT              MAJOR PROCESS
                       PLATFORM                                LEVEL                   APPLICATIONS
  High-Power       Astral-20          Pulsed DC power    20kW               PVD
  Products                            system                                - Metal sputtering
                                                                            - Reactive sputtering
                   Astral-120         Pulsed DC power    120kW              PVD
                                      system                                - Reactive sputtering
                   Crystal            Multizone          180kW              Semiconductor epitaxy
                                      induction heating
                                      power system
  Other            Gen-Cal            RF power           50W-3kW            Generator diagnostic tool
  Products                            measurement
                   RF-EP              RF probe           50W-5kW            End-point detection system
                   Z-Scan             RP probe           50W-5kW            Impedance measurement tool
                   RF-MS              RF metrology       5W-5kW             Plasma diagnostic tool
                                      system
                   ID                 Ion-beam           500W-5kW           Ion-beam deposition
                                      conversion and                        Ion implantation
                                      control system                        Ion-beam etching/milling
                   E'Wave             Bi-polar           400W-8kW           Electroplating copper onto a wafer
                                      electroplating

MARKETS, APPLICATIONS AND CUSTOMERS

MARKETS

    Most of our sales historically have been made to customers in the semiconductor capital equipment industry. Sales to customers in this industry represented 59% of our sales in 1997, 49% in 1998 and 59% in the first six months of 1999. Our power conversion and control systems are also used in the flat panel display, data storage and other industrial markets. Following is a discussion of the major markets for our systems:

    SEMICONDUCTOR CAPITAL EQUIPMENT MANUFACTURING MARKET. We sell our products primarily to semiconductor capital equipment manufacturers for incorporation into equipment used to make integrated circuits. Our products are currently used in a variety of applications including deposition, etch, ion implantation and megasonic cleaning. The precise control over plasma-based processes that use our power conversion and control systems enables the production of integrated circuits with reduced feature sizes and increased speed and performance. We anticipate that the semiconductor capital equipment industry will continue to be a significant part of our business for the foreseeable future.

    FLAT PANEL DISPLAY MANUFACTURING EQUIPMENT MARKET. We also sell our systems to manufacturers of flat panel displays and flat panel projection devices, which have fabrication processes similar to those employed in manufacturing integrated circuits. Flat panel technology produces bright, sharp, large, color-rich images on flat screens for products ranging from hand-held computer games to laptop computer monitors to large-screen televisions. There are three major types of flat panel displays, liquid crystal displays, field emitter displays and gas plasma displays. There are two types of flat panel projection devices, liquid crystal projection and digital micro-mirror displays. We sell our products to all five of these markets.

    DATA STORAGE MANUFACTURING EQUIPMENT MARKETS. Our products are sold to data storage equipment manufacturers and to data storage device manufacturers for use in producing a variety of products, including CDs, computer hard disks, both media and thin film heads, CD-ROMs and DVDs. These products use a PVD process to produce optical and magnetic thin film layers, as well as a protective wear layer. In this market the trend towards higher recording densities is driving the demand for increasingly dense, thinner and more precise films. The use of equipment incorporating magnetic media to store analog and digital data continues to expand with the growth of the laptop, desktop, and workstation computer markets.

    OTHER INDUSTRIAL MARKETS. We sell our products to OEMs and producers of end products in a variety of industrial markets. Thin film optical coatings are used in the manufacture of many industrial products including solar panels, architectural glass, eyeglasses, lenses, bar-code readers and front surface mirrors. Thin films of diamond-like coatings and other materials are currently applied to products in plasma-based processes to strengthen and harden surfaces on such diverse products as tools, razor blades, automotive parts and hip joint replacements. Other thin film processes that use our products also enable a variety of industrial packaging applications, such as decorative wrapping and food packaging. The advanced thin film production processes allow precise control of various optical and physical properties, including color, transparency and electrical and thermal conductivity. The improved adhesion and high film quality resulting from plasma-based processing make it the preferred method of applying the thin films. Many of these thin film industrial applications require power levels substantially greater than those used in our other markets.

    We sell low-wattage power supplies to OEMs in the telecommunications, non-impact printing and laser markets through Tower Electronics. For example, Tower Electronics provides products to the largest manufacturer of non-impact printers used for printing date codes and lot information on beverage cans.

APPLICATIONS

    Our products have been sold for use in connection with the following processes and applications:

SEMICONDUCTOR          DATA STORAGE           FLAT PANEL DISPLAY     INDUSTRIAL/RESEARCH
---------------------  ---------------------  ---------------------  ---------------------
Chemical vapor         CD-ROMs                Active matrix LCDs     Automobile coatings
  deposition           CDs                    Digital micro-mirror   Chemical, physical
  (CVD)(metal and      DVDs                   Field emission           and materials
  dielectric)          Hard disk carbon wear    displays               research
Etch                     coatings             Large flat panel       Circuit board etch-
High density plasma    Hard disk magnetic       displays               back and de-smear
  CVD                    media                LCD projection         Consumer product
Ion implantation       Magneto-optic CDs      Liquid crystal           coatings
Magnet field controls  Recordable CDs           displays             Diamond-like coatings
Megasonic cleaning     Thin film heads        Medical applications   Food package
Photo-resist                                  Plasma displays        Glass coatings
  stripping                                                          Non-impact printing
Physical vapor                                                       Optical coatings
  deposition                                                         Photovoltaics
Plasma-enhanced CVD                                                  Superconductors
                                                                     Telecommunications

CUSTOMERS

    We have sold our systems worldwide to more than 100 OEMs and directly to more than 500 end-users. Since inception, we have sold more than 150,000 power conversion and control systems. Our principal customers include Applied Materials, Balzers, Eaton, Lam Research, Novellus, Singulus and ULVAC.

    Sales to our top ten customers accounted in the aggregate for 67% of our total sales in 1997, 62% in 1998 and 67% in the first six months of 1999. We expect that sales of our products to these customers will continue to account for a high percentage of our sales in the foreseeable future. Our customers include:

Alcatel Comptech                               Mattson Technologies
Applied Materials                              Motorola
Balzers                                        Novellus
CVC Products                                   Optical Coatings Laboratory
Eaton                                          PlasmaTherm
First Light Technology                         Singulus
Fujitsu                                        Sony
Hewlett-Packard                                Sputtered Films
IBM                                            Texas Instruments
Intevac                                        3Com
Komag                                          ULVAC
Lam Research                                   Verteq
Materials Research Division of Tokyo           Videojet International
  Electron, Ltd.

MARKETING, SALES AND SERVICE

    We sell our systems primarily through direct sales personnel to customers in the United States, Europe and Asia, and through distributors and sales representatives in China, France, Israel, Italy, Singapore, Sweden and Taiwan. Our domestic sales personnel are located in our headquarters in Fort Collins, Colorado, and in regional sales offices in:

    - Voorhees, New Jersey;

    - Austin, Texas

    - Milpitas, California; and

    - Concord, Massachusetts.

We also have international offices in:

    - Tokyo, Japan;

    - Filderstadt, Germany;

    - Bicester, United Kingdom; and

    - Seoul, South Korea.

Each of the international offices has primary responsibility for sales in its respective market.

    We sell our Tower Electronics products through manufacturers' representatives.

    We believe that customer service and technical support are important competitive factors and are essential to building and maintaining close, long-term relationships with our customers.

    Sales outside the United States represented approximately 23% of our total sales during 1997, 28% in 1998 and 28% in the first six months of 1999. We expect sales outside the United States to continue to represent a significant portion of future sales. For a discussion of risks involved in international sales, see "Risk Factors--We might not be able to compete successfully in international markets or to meet the service and support needs of our international customers".

    We offer warranty coverage for our systems for periods ranging from 12 to 24 months after shipment against defects in design, materials and workmanship.

MANUFACTURING

    We conduct the majority of our manufacturing at our facilities in Fort Collins, Colorado and Voorhees, New Jersey. We also conduct manufacturing for one customer in Austin, Texas. Tower Electronics conducts manufacturing at its facility in Fridley, Minnesota. We generally manufacture different systems at each facility. Our manufacturing activities consist of the assembly and testing of components and subassemblies which our customers then integrate into their equipment. Once final testing of all electrical and electro-mechanical subassemblies is completed, the final system is subjected to a series of reliability enhancing operations prior to shipment to customers. We purchase a wide range of electronic, mechanical and electrical components, some of which are custom products designed to our specifications. We also outsource some of our subassembly work.

INTELLECTUAL PROPERTY

    We have a policy of seeking patents on inventions governing new products or technologies as part of our ongoing research, development and manufacturing activities. We currently hold eighteen United States patents and four foreign patents covering various aspects of our systems. We also have 47 patent applications pending in the United States, Europe and Japan. We believe the duration of our patents generally exceeds the life cycles of the technologies disclosed and claimed in the patents.

    For a discussion of risks involved in our intellectual property, see "Risk Factors--We are highly dependent on our intellectual property but may not be able to protect it adequately".

COMPETITION

    The markets we serve are highly competitive and characterized by ongoing technological developments and changing customer requirements. Significant competitive factors in our markets include product performance, price, quality and reliability and level of customer service and support. We believe that we currently compete effectively with respect to these factors, although we might not be able to compete effectively in the future.

    The markets in which we compete have seen an increase in global competition, especially from Japanese- and European-based equipment vendors. We have several foreign and domestic competitors for each of our lines of products. Some of our competitors are larger and have greater resources than we do. Our ability to continue to compete successfully in these markets depends on our ability to introduce system enhancements and new systems on a timely basis. Our primary competitors are ENI, a subsidiary of Astec (BSR) plc, Applied Science and Technology (ASTeX), Huettinger, Shindingen, Kyosan, Comdel and Daihen. Our competitors are expected to continue to improve the design and performance of their systems and to introduce new systems with competitive performance characteristics. We believe we will be required to maintain a high level of investment in research and development and sales and marketing in order to remain competitive.

RESEARCH AND DEVELOPMENT

    The market for power conversion and control systems and related accessories is characterized by ongoing technological changes. We believe that continued and timely development of new systems and enhancements to existing systems to support OEM requirements is necessary for us to maintain a competitive position in the markets we serve. Accordingly, we devote a significant portion of our personnel and financial resources to research and development projects and seek to maintain close relationships with our customers and other industry leaders to remain responsive to their product requirements.

    Research and development expenses were $19.3 million in 1997, $23.8 million in 1998 and $12.6 million in the first six months of 1999. These expenses represented 11% of our total sales in 1997, 19% in 1998 and 17% in the first six months of 1999. We believe that continued research and development investment and ongoing development of new products are essential to the expansion of our markets. We expect to continue to make significant investments in our research and development activities.

EMPLOYEES

    At June 30, 1999, we had a total of 1,018 employees, of whom 950 were full-time employees. There is no union representation of our employees, and we have never experienced an employee work stoppage. We utilize temporary employees as a means to provide additional staff while reviewing the performance of the temporary employee. We consider our employee relations to be good.

                                   MANAGEMENT

    The following table sets forth certain information with respect to our directors and execuitve officers.

NAME                            AGE                 POSITION WITH COMPANY
------------------------------  ---   -------------------------------------------------
Douglas S. Schatz.............  53    Chief Executive Officer and Chairman of the Board
Hollis L. Caswell.............  68    President, Chief Operating Officer and Director
Richard P. Beck...............  66    Senior Vice President, Chief Financial Officer
                                      and Director
Richard Scholl................  60    Senior Vice President and Chief Technology
                                      Officer
Joseph Stach..................  60    Senior Vice President
G. Brent Backman..............  59    Director
Arthur A. Noeth...............  63    Director
Elwood Spedden................  62    Director
Gerald M. Starek..............  58    Director
Arthur W. Zafiropoulo.........  60    Director

    DOUGLAS S. SCHATZ is a co-founder and has been our Chief Executive Officer and Chairman of the Board since our incorporation in 1981. From our incorporation to July 1997, Mr. Schatz also served as our President. Mr. Schatz co-founded Energy Research Associates, Inc., a designer of custom power supplies, and served as its Vice President of Engineering from 1977 through 1980.

    HOLLIS L. CASWELL joined our board of directors in February 1997 and served on the Audit and Compensation Committees from that time until June 1997. Dr. Caswell became our Chief Operating Officer in June 1997. He also became our President in July 1999. From 1990 to 1994, Dr. Caswell was Chairman of the Board and Chief Executive Officer of HYPRES, Inc., a manufacturer of superconducting electronics. Prior to that time, Dr. Caswell served as Senior Vice President of Unisys Corporation, an information technology company, and President of its Computer Systems Group.

    RICHARD P. BECK joined us in March 1992 as Vice President and Chief Financial Officer and became a Senior Vice President in April 1998. He joined our board of directors in September 1995. From 1987 to 1992, Mr. Beck served as Executive Vice President and Chief Financial Officer of Cimage Corporation, a computer software company. Mr. Beck is a director, and serves on the Audit and Compensation Committees, of Applied Films Corporation, a publicly held manufacturer of flat panel display equipment.

    RICHARD A. SCHOLL joined us in 1988 as Vice President, Engineering. Mr. Scholl became our Chief Technology Officer in September 1995. Prior to joining us, Mr. Scholl was General Manager, Vacuum Products Division at Varian Associates, Inc., a publicly held manufacturer of high-technology systems and components.

    JOSEPH STACH joined us in October 1998 as a Senior Vice President. Dr. Stach had been the Chairman, President and Chief Executive Officer of RF Power Products from 1992 until October 1998 when we acquired RF Power Products, which we re-named Advanced Energy Voorhees, Inc. Dr. Stach continues to serve as President of Advanced Energy Voorhees.

    G. BRENT BACKMAN is a co-founder and has been on our board of directors since our incorporation in 1981. Mr. Backman had been one of our Vice Presidents from our incorporation until April 1998, when he became our Senior Vice President, Special Projects. Mr. Backman served in this position until he retired in January 1999. Prior to co-founding Advanced Energy,

Mr. Backman was a Business Manager at Ion Tech, Inc., a manufacturer of ion beam systems, sources, electronics and components.

    ARTHUR A. NOETH joined our board of directors in July 1997 and has served on the Audit and Compensation Committees since that time. From 1993 to 1998, Mr. Noeth was President of the Implant Center, a provider of ion implant services to the electronics industry. From April 1987 to September 1993, he was President of A.N. Services, a business consulting service.

    ELWOOD SPEDDEN joined our board of directors in August 1995 and has served on the Audit and Compensation Committees since that time. Mr. Spedden was a Senior Vice President of KLA Tencor, a manufacturer of automatic test equipment used in the fabrication of semiconductors, from July 1996 to June 1997. From 1990 through March 1996, Mr. Spedden was with Credence Systems Corporation, a manufacturer of automatic test equipment used in the fabrication of semiconductors, in various senior management positions including President, Chief Executive Officer and Vice-Chairman of the Board. Mr. Spedden is also a director of Insight Objects, a privately held software company.

    GERALD M. STAREK joined our board of directors in October 1998, following our acquisition of RF Power Products and has served on the Audit Committee since that time. Mr. Starek had been a non-employee director of RF Power Products since February 1994. Mr. Starek was the founder of Silicon Valley Group, Inc., a supplier of automated wafer processing equipment for the semiconductor industry. He served as Silicon Valley Group's Chairman from September 1984 to September 1991 and as Vice Chairman from September 1991 to April 1993. Mr. Starek also is a director of AML Communications Inc., a manufacturer of amplifiers for telecommunications equipment.

    ARTHUR W. ZAFIROPOULO joined our board of directors in October 1998, following our acquisition of RF Power Products and has served on the Compensation Committee since that time. Mr. Zafiropoulo had been a non-employee director of RF Power Products since July 1992. Mr. Zafiropoulo is the founder of Ultratech Stepper, Inc., a company that develops and manufactures photolithography equipment for the semiconductor industry. Mr. Zafiropoulo has been Chief Executive Officer and Chairman of the Board of Ultratech Stepper since March 1993. Mr. Zafiropoulo also served as President of Ultratech Stepper from May 1997 to April 1999 and from March 1993 to March 1996. Mr. Zafiropoulo is a director of Semi/Sematech, an association of U.S.-owned suppliers of equipment, materials and services to the semiconductor industry and Semiconductor and Equipment Materials International (SEMI), an international trade association.

                       PRINCIPAL AND SELLING STOCKHOLDERS

    The following table provides information as to the common stock beneficially owned and to be offered in this offering by the following persons:

    - each person known to us to own more than 5% of the common stock outstanding;

    - each selling stockholder; and

    - all of the current executive officers and directors as a group.

    The table assumes that the underwriters' over-allotment option is not exercised. If the underwriters' over-allotment option is exercised, each selling stockholder will sell an additional 15% of the "Shares to be Sold" listed opposite his name.

                                           SHARES BENEFICIALLY                  SHARES BENEFICIALLY OWNED
                                            OWNED PRIOR TO THE
                                               OFFERING (1)                       AFTER THE OFFERING (1)
                                         ------------------------   SHARES TO   --------------------------
NAME                                       NUMBER       PERCENT      BE SOLD      NUMBER      PERCENT(2)
---------------------------------------  -----------  -----------  -----------  -----------  -------------
Douglas S. Schatz (3)..................   11,939,500       44.11      875,000    11,064,500        39.42

G. Brent Backman (4)...................    2,116,500        7.82      875,000     1,241,500         4.42

Franklin Resources, Inc. (5)...........    1,756,100        6.49           --     1,756,100         6.16

Richard P. Beck (6)....................      170,614           *       50,000       120,614            *

Hollis Caswell (7).....................      271,858           *       50,000       221,858            *

Richard Scholl (8).....................      398,840        1.47      100,000       298,840         1.05

Joseph Stach (9).......................      348,508        1.27       50,000       298,508         1.05

All executive officers and directors as
  a group (10 persons) (10)............   15,364,584       55.84    2,000,000    13,364,584        46.87

----------------

*   Less than one percent (1.0%)

 (1) The numbers in the table reflect the stockholders' beneficial ownership of common stock as of September 16, 1999. A stockholder is considered to beneficially own shares that:

    - the stockholder actually holds;

    - are held by persons related to the stockholder;

    - are held by companies or trusts in which the stockholder has a significant interest; and

    - the stockholder has the right to acquire within 60 days, such as by exercising a stock option.

 (2) The percentage is based on 27,065,355 shares outstanding as of September 16, 1999 plus the 1,000,000 shares we are offering to sell in this offering.

 (3) Mr. Schatz' business address is 1625 Sharp Point Drive, Fort Collins, Colorado 80525.

 (4) Mr. Backman has an option to purchase 7,500 shares. By November 15, 1999, 60 days following September 16, 1999, his option will be exercisable as to 2,500 of those shares. Consistent with footnote (1), the numbers in the table include:

    - 2,500 shares issuable upon the exercise of his option on or before November 15, 1999; and

    - 546,000 shares owned by Mr. Backman's wife, even though Mr. Backman disclaims beneficial ownership of these shares.

    Mr. Backman's address is 946 Lochland Court, Fort Collins, Colorado 80524.

 (5) This information is based on the Schedule 13G that Franklin Resources, Inc., Charles B. Johnson, Rupert H. Johnson, Jr. and Franklin Advisers, Inc. filed with the Securities and Exchange Commission on January 26, 1999. The
    Schedule 13G indicates that these shares are held by one or more open- or closed-end investment companies or other managed accounts that are advised by investment advisory subsidiaries of Franklin Resources. Charles B. Johnson and Rupert H. Johnson, Jr. are the principal shareholders of Franklin Resources, and Franklin Advisers is a subsidiary of Franklin Resources. The address for each of these persons is reported as 777 Mariners Island Boulevard, San Mateo, California 94404.

 (6) Mr. Beck has options to purchase 40,000 shares. By November 15, 1999, his options will be exercisable as to 15,313 shares, which shares are included in the numbers in the table.

 (7) Dr. Caswell has options to purchase 318,438 shares. By November 15, 1999, his options will be exercisable as to 257,500 shares, which shares are included in the numbers in the table.

 (8) Mr. Scholl has options to purchase 10,000 shares. None of these options will be exercisable by November 15, 1999. Mr. Scholl's wife, who is one of our business unit managers, has options to purchase 23,874 shares. By November 15, 1999, her options will be exercisable as to 18,468 of those shares. The numbers in the table include:

    - the 18,468 shares issuable upon the exercise of Mrs. Scholl's options on or before November 15, 1999; and

    - 300 shares owned by Mrs. Scholl.

 (9) Dr. Stach has options to purchase 241,430 shares of our common stock. RF Power Products had granted options to Dr. Stach prior to the time that we acquired RF Power Products. We assumed those options and also granted new options to Dr. Stach. By November 15, 1999, his options will be exercisable as to 110,180 shares, which shares are included in the numbers in the table.

(10) The numbers in the table include:

    - an aggregate of 431,121 shares that the executive officers and directors can purchase under their stock options on or before November 15, 1999;

    - 546,000 shares owned by Mrs. Backman;

    - 300 shares owned by Mrs. Scholl and 18,468 shares issuable upon the exercise of options owned by Mrs. Scholl; and

    - 6,292 shares owned by the wife of one of our other directors.

                          DESCRIPTION OF CAPITAL STOCK

    Our authorized capital stock consists of 40,000,000 shares of common stock, $0.001 par value, and 1,000,000 shares of preferred stock, $0.001 par value. As of September 16, 1999, 27,065,355 shares of common stock were outstanding, held by 901 holders of record, and no shares of preferred stock were outstanding. In addition, 3,135,257 shares were reserved for issuance under our 1995 Stock Option Plan, 102,461 shares were reserved for issuance under the RF Power stock option plans we assumed in connection with our acquisition of RF Power in October 1998, 94,500 shares were reserved for issuance under our 1995 Non-Employee Director Stock Option Plan and 171,550 shares were reserved for issuance under our Employee Stock Purchase Plan. As of September 16, 1999, options to purchase an aggregate of 1,993,961 shares of common stock were outstanding under these plans.

COMMON STOCK

    The holders of common stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders. Subject to preferences that may be applicable to any outstanding shares of preferred stock that may be issued, the holders of common stock are entitled to receive ratably any dividends that may be declared from time to time by the board of directors out of funds legally available for the payment of dividends. See "Dividend Policy". The holders of our common stock are entitled to share ratably in all assets remaining after payment of liabilities and liquidation preferences of any outstanding shares of preferred stock in the event of our liquidation, dissolution or winding up. Holders of common stock have no preemptive rights or rights to convert their common stock into any other securities. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are fully paid and non-assessable.

PREFERRED STOCK

    Our board of directors has the authority, without action by the stockholders, to designate and issue up to 1,000,000 shares of preferred stock in one or more series and to designate the dividend rate, voting rights and other rights, preferences and restrictions of each series any or all of which may be greater than the rights of the common stock. The actual effects of the issuance of any shares of preferred stock upon the rights of holders of the common stock might include:

    - restricting dividends on the common stock;

    - diluting the voting power of the common stock;

    - impairing the liquidation rights of the common stock; and

    - delaying or preventing a change in control.

    We have no present plans to issue any shares of preferred stock.

DELAWARE LAW AND CERTAIN CHARTER PROVISIONS

    Our certificate of incorporation and bylaws include provisions which:

    - allow the board of directors to issue preferred stock with rights senior to those of the common stock without any further vote or action by the stockholders;

    - limit the right of the stockholders to call a special meeting of stockholders; and

    - allow us to impose various procedural and other requirements that could make it more difficult for stockholders to effect certain corporate actions. Such provisions could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, control of Advanced Energy. Such provisions could limit the price that certain investors might be willing to pay in the future for shares of our common stock.

    We also are subject to provisions of the Delaware General Corporation Law, including Section 203 which prohibits a publicly-held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless upon consummation of such transaction the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced or unless the business combination is, or the transaction in which such person became an interested stockholder was, approved in a prescribed manner. A "business combination" includes a merger, an asset sale and any other transaction resulting in a financial benefit to the interested stockholder. An "interested stockholder" is a person who, together with affiliates and associates, owns 15% or more of the corporation's voting stock.

TRANSFER AGENT

    The transfer agent and registrar for our common stock is Boston Equiserve.

                      WHERE YOU CAN FIND MORE INFORMATION

    We have filed with the Securities and Exchange Commission a Registration Statement on Form S-3 under the Securities Act of 1933, relating to the common stock being offered. This prospectus is filed as part of the registration statement. Other parts of the registration statement are omitted from this prospectus. Statements made in this prospectus concerning the contents of any contract or other document are not necessarily complete. For a more complete description of the matter involved, you should read the entire contract or other document, which has been filed as an exhibit to the registration statement.

    We are required by the Securities Exchange Act of 1934 to file reports, proxy statements and other information with the SEC. You may read and copy such reports, proxy statements and other information at the SEC's public reference facilities:

WASHINGTON, D.C.               NEW YORK                       CHICAGO
Judiciary Plaza                Seven World Trade Center       Citicorp Center
450 Fifth Street, N.W.         Suite 1300                     500 West Madison Street
Room 1024                      New York, NY 10048             Suite 1400
Washington, D.C. 20549                                        Chicago, IL 60661-2511

    You may call 1-800-SEC-0330 for further information about the public reference facilities. For a fee, the SEC will send copies of any of our filings to you. In addition, our filed reports, proxy statements and other information are contained in the Internet web site maintained by the SEC. The address is http://www.sec.gov.

    Our common stock is quoted on the Nasdaq National Market under the symbol "AEIS", and our SEC filings can also be read at the following Nasdaq address:

                               Nasdaq Operations
                              1735 K Street, N.W.
                             Washington, D.C. 20006

    The SEC allows us to incorporate by reference the information we file with it, which means we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be a part of this prospectus, and later information that we file with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until we sell all of the securities:

    - our annual report on Form 10-K for the year ended December 31, 1998;

    - our quarterly reports on Form 10-Q for the quarters ended March 31, 1999 and June 30, 1999; and

    - the description of our common stock contained in our Registration Statement on Form 8-A filed October 12, 1995, and any amendment or report filed for the purpose of updating such description.

    You may request a copy of these filings, at no cost, by writing us at the following address:

                             Advanced Energy Industries, Inc.
                             1625 Sharp Point Drive
                             Fort Collins, Colorado 80525
                             Attention: Richard P. Beck

or by calling Investor Relations at (970) 221-4670.

                                 LEGAL MATTERS

    The validity of the common stock will be passed upon for us by Thelen Reid & Priest LLP, San Francisco, California, who have acted as counsel to Advanced Energy and to the selling stockholders in connection with this offering. Certain legal matters will be passed upon for the underwriters by Kaye, Scholer, Fierman, Hays & Handler, LLP, Los Angeles, California.

                                    EXPERTS

    The financial statements and schedules included in this prospectus and elsewhere in the registration statement have been audited by Arthur Andersen LLP, independent public accountants, as set forth in their reports. In those reports, that firm states that with respect to a certain subsidiary its opinion is based on the reports of other independent public accountants. The financial statements and supporting schedules referred to above have been included herein in reliance upon the authority of those firms as experts in giving said reports.

                                  UNDERWRITING

    Advanced Energy, the selling stockholders and the underwriters for the offering named below have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table.

                                                                   Number of
                          Underwriters                              Shares
-----------------------------------------------------------------  ---------
Goldman, Sachs & Co..............................................
BancBoston Robertson Stephens Inc................................
CIBC World Markets Corp..........................................
                                                                   ---------
  Total..........................................................  3,000,000
                                                                   ---------
                                                                   ---------

    If the underwriters sell more shares than the total number set forth in the table above, the underwriters have an option to buy up to an additional 450,000 shares from the selling stockholders to cover such sales. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

    The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by Advanced Energy and the selling stockholders. Such amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase 450,000 additional shares.

                                                      Paid by the Selling
                                                         Stockholders
                                                   -------------------------
                                     Paid by                        Full
                                 Advanced Energy   No Exercise    Exercise
                                -----------------  -----------  ------------
Per Share.....................    $                $             $
Total.........................    $                $             $

    Shares sold by the underwriters to the public will initially be offered at the initial price to public set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount
of up to $   per share from the initial price to public. Any such securities dealers may resell any shares purchased from the underwriters to certain other
brokers or dealers at a discount of up to $   per share from the initial price
to public. If all the shares are not sold at the initial price to public, the underwriters may change the offering price and the other selling terms.

    Advanced Energy, Advanced Energy's directors and officers and the selling stockholders have agreed with the underwriters not to dispose of or hedge any of their common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date 90 days after the date of this prospectus, except with the prior written consent of Goldman, Sachs & Co. This agreement does not apply to any existing employee benefit plans.

    In connection with the offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in this offering. Stabilizing transactions consist of certain bids or purchases made for the purpose of preventing or retarding a decline in the market price of the common stock while the offering is in progress.

    The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the underwriters have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

    These activities by the underwriters may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time. These transactions may be effected on the Nasdaq National Market, in the over-the-counter market or otherwise.

    As permitted by Rule 103 under the Securities Exchange Act of 1934, certain underwriters and selling group members that are market makers ("passive market makers") in the common stock may make bids for or purchases of common stock in the Nasdaq National Market until a stabilizing bid has been made. Rule 103 generally provides that:

    - a passive market maker's net daily purchases of the common stock may not exceed 30% of its average daily trading volume in such securities for the two full consecutive calendar months, or any 60 consecutive days ending within the 10 days, immediately preceding the filing date of the registration statement of which this prospectus forms a part,

    - a passive market maker may effect purchases or display bids for common stock at a price that exceeds the highest independent bid for the common stock by persons who are not passive market makers, and

    - bids made by passive market makers must be identified as such.

    Advanced Energy has agreed to pay all expenses of the offering. The selling stockholders will pay the underwriting discounts and commissions related to the sale of their common stock.

    Advanced Energy and the selling stockholders have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

    Concurrently with this offering and by a separate prospectus, Advanced Energy is offering $100,000,000 principal amount of % convertible subordinated notes due 2006, plus an additional $15,000,000 principal amount of convertible notes subject to the underwriters' over-allotment option. The completion of the convertible notes offering and this common stock offering are not dependent on one another. The underwriters for the convertible notes offering, of which Goldman, Sachs & Co. is one, will receive customary compensation in connection with the convertible notes offering.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

    No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

                                 --------------

                               TABLE OF CONTENTS

                                                                            Page
                                                                            ----
Prospectus Summary........................................................    4
Risk Factors..............................................................    9
Cautionary Note on Forward-Looking Statements.............................   18
Use of Proceeds...........................................................   18
Price Range of Common Stock...............................................   19
Dividend Policy...........................................................   19
Capitalization............................................................   20
Selected Consolidated Financial Data......................................   21
Management's Discussion and Analysis of Financial Condition and Results of
  Operations..............................................................   23
Business..................................................................   33
Management................................................................   45
Principal and Selling Stockholders........................................   47
Description of Capital Stock..............................................   49
Where You Can Find More Information.......................................   51
Legal Matters.............................................................   52
Experts...................................................................   52
Underwriting..............................................................  U-1

                                3,000,000 Shares

                                ADVANCED ENERGY
                                INDUSTRIES, INC.

                                  Common Stock

                             ---------------------

                                     [LOGO]

                             ---------------------

                              GOLDMAN, SACHS & CO.
                                   BANCBOSTON
                               ROBERTSON STEPHENS
                               CIBC WORLD MARKETS

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

    The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by Advanced Energy and the selling stockholders in connection with the sale of the common stock and convertible notes being registered. All amounts are estimates except the SEC registration fee, the NASD filing fee and the Nasdaq listing fee.

                                                               AMOUNT
                                                             TO BE PAID
                                                         ------------------
SEC Registration Fee...................................     $     36,776
NASD Filing Fee........................................           13,729
Nasdaq Listing Fee.....................................            8,750
Printing...............................................           75,000
Legal Fees and Expenses................................          100,000
Accounting Fees and Expenses...........................           18,000
Blue Sky Fees and Expenses.............................           10,000
Transfer Agent and Registrar Fees......................            5,000
Miscellaneous..........................................            7,745
                                                         ------------------
    Total..............................................     $    275,000
                                                         ------------------
                                                         ------------------

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

    As permitted by the Delaware General Corporation Law ("DGCL"), Advanced Energy's Certificate of Incorporation, as amended (the "AE Certificate"), provides that no director shall be personally liable to Advanced Energy or any stockholder for monetary damages for breach of fiduciary duty as a director, except for liability: (i) for any breach of the duty of loyalty to Advanced Energy or its stockholders; (ii) for acts or omissions not in good faith or involving intentional misconduct or a knowing violation of the law; (iii) under
Section 174 of the DGCL; or (iv) for any transaction from which the director derived an improper personal benefit. While the AE Certificate provides protection from awards for monetary damages for breaches of fiduciary duty, it does not eliminate the director's duty of care. Accordingly, the AE Certificate will not affect the availability of equitable remedies, such as an injunction, based on a director's breach of the duty of care. The provisions of the AE Certificate described above apply to officers of Advanced Energy only if they are directors of Advanced Energy and are acting in their capacity as directors, and does not apply to officers of Advanced Energy who are not directors.

    In addition, Advanced Energy's Bylaws provide that Advanced Energy shall indemnify its Executive Officers (as defined in Rule 3b-7 promulgated under the Exchange Act) and directors, and any employee who serves as an Executive Officer or director of any corporation at Advanced Energy's request, to the fullest extent permitted under and in accordance with the DGCL; provided, however, that Advanced Energy may modify the extent of such indemnification by individual contracts with its Executive Officers and directors; and, provided further, that Advanced Energy shall not be required to indemnify any Executive Officer or director in connection with any proceeding (or part thereof) initiated by such person unless: (i) such indemnification is expressly required to be made by law;
(ii) the proceeding was authorized by the directors of Advanced Energy; (iii) such indemnification is provided by Advanced Energy, in its sole discretion, pursuant to the powers vested in Advanced Energy under the DGCL; or (iv) such indemnification is required to be made under Article XI, Section 43, Subsection
(d) of Advanced Energy's Bylaws. Under the DGCL, directors and officers as well as employees and individuals may be indemnified against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement in connection with specified actions, suits or proceedings, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation as a derivative action) if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation, and with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful.

    Advanced Energy maintains a policy of directors' and officers' liability insurance that insures Advanced Energy's directors and officers against the costs of defense, settlement or payment of a judgment under certain circumstances.

    In addition, the selling stockholders and the underwriters for this offering, and the underwriters for the concurrent convertible notes offering, have agreed to indemnify Advanced Energy's officers, directors and controlling persons against certain civil liabilities, including liabilities under the Securities Act of 1933.

ITEM 16.  EXHIBITS

EXHIBIT                                DESCRIPTION
------ --------------------------------------------------------------------------
1.1    Form of Underwriting Agreement among the Underwriters, the selling stockholders and Advanced Energy Industries, Inc.

4.1    Restated Certificate of Incorporation, as amended (1)

4.2    Bylaws (2)

4.3    Specimen Certificate for the Common Stock (2)

4.4    Form of Indenture between State Street Bank and Trust Company of
       California, N.A., as trustee, and Advanced Energy Industries, Inc.
       (including form of   % Convertible Subordinated Note due 2006) (3)

4.5    Undertaking re Other Long-Term Debt

*5.1   Opinion of Thelen Reid & Priest LLP re Legality of the Common Stock

*23.1  Consent of Thelen Reid & Priest LLP (4)

23.2   Consent of Arthur Andersen LLP

23.3   Consent of KPMG LLP

24.1   Power of Attorney (5)

--------------

(1) Incorporated by reference from Advanced Energy's Quarterly Report on Form 10-Q for the quarter ended June 30, 1999, filed July 28, 1999 (File No. 000-26966).

(2) Incorporated by reference from Advanced Energy's Registration Statement on Form S-1, filed September 20, 1995, as amended (File No. 33-97188).

(3) Incorporated by reference from Advanced Energy's Registration Statement on Form S-3 relating to the convertible notes, filed September 21, 1999.

(4) Included in Exhibit 5.1.

(5) Included on the signature pages to this Registration Statement.

*   To Be Filed By Amendment.

ITEM 17.  UNDERTAKINGS

    (b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    (h) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

    (i) The undersigned registrant hereby undertakes that:

        (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

        (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    (j) The undersigned registrant hereby undertakes to file an application for the purpose of determining the eligibility of the trustee to act under subsection (a) of Section 310 of the Trust Indenture Act in accordance with the rules and regulations prescribed by the Commission under Section 305(b)(2) of the Act.

                                   SIGNATURES

    Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Fort Collins, State of Colorado, on September 17, 1999.

                                ADVANCED ENERGY INDUSTRIES, INC.

                                By:  /s/ DOUGLAS S. SCHATZ
                                     --------------------------------------
                                Name: Douglas S. Schatz
                                     --------------------------------------
                                Title: Chief Executive Officer and Chairman of
                                     the Board
                                     --------------------------------------

POWER OF ATTORNEY

    Each person whose signature appears below hereby appoints Douglas S. Schatz, Hollis L. Caswell and Richard P. Beck, and each of them severally, acting alone and without the other, his true and lawful attorney-in-fact with authority to execute in the name of each such person, and to file with the Securities and Exchange Commission, together with any exhibits thereto and other documents therewith, any and all amendments (including without limitation post-effective amendments) to this registration statement, and to sign any registration statement for the same offering covered by this registration statement that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act, necessary or advisable to enable the Registrant to comply with the Securities Act and any rules, regulations and requirements of the Securities and Exchange Commission in respect thereof, which amendments may make such changes in this registration statement as the aforesaid attorney-in-fact deems appropriate.

    Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the date indicated.

Date: September 17, 1999        /s/ DOUGLAS S. SCHATZ
                                --------------------------------------------
                                Douglas S. Schatz
                                Chief Executive Officer and Chairman of the
                                Board
                                (Principal Executive Officer)

Date: September 17, 1999        /s/ HOLLIS L. CASWELL
                                --------------------------------------------
                                Hollis L. Caswell
                                President, Chief Operating Officer and
                                Director

Date: September 17, 1999        /s/ RICHARD P. BECK
                                --------------------------------------------
                                Richard P. Beck
                                Senior Vice President and Chief Financial
                                Officer and Director
                                (Principal Financial and Accounting Officer)

Date: September 17, 1999        /s/ G. BRENT BACKMAN
                                --------------------------------------------
                                G. Brent Backman
                                Director

Date: September 17, 1999        /s/ ARTHUR A. NOETH
                                --------------------------------------------
                                Arthur A. Noeth
                                Director

Date: September 17, 1999        /s/ ELWOOD SPEDDEN
                                --------------------------------------------
                                Elwood Spedden
                                Director

Date: September 17, 1999        /s/ GERALD STAREK
                                --------------------------------------------
                                Gerald Starek
                                Director

Date: September 17, 1999        /s/ ARTHUR ZAFIROPOULO
                                --------------------------------------------
                                Arthur Zafiropoulo
                                Director

                                 EXHIBIT INDEX

EXHIBIT                                DESCRIPTION
------ --------------------------------------------------------------------------
1.1    Form of Underwriting Agreement among the Underwriters, the selling stockholders and Advanced Energy Industries, Inc.

4.1    Restated Certificate of Incorporation, as amended (1)

4.2    Bylaws (2)

4.3    Specimen Certificate for the Common Stock (2)

4.4    Form of Indenture between State Street Bank and Trust Company of
       California, N.A., as trustee, and Advanced Energy Industries, Inc.
       (including form of   % Convertible Subordinated Note due 2006) (3)

4.5    Undertaking re Other Long-Term Debt

*5.1   Opinion of Thelen Reid & Priest LLP re Legality of the Common Stock

*23.1  Consent of Thelen Reid & Priest LLP (4)

23.2   Consent of Arthur Andersen LLP

23.3   Consent of KPMG LLP

24.1   Power of Attorney (5)

--------------

(1) Incorporated by reference from Advanced Energy's Quarterly Report on Form 10-Q for the quarter ended June 30, 1999, filed July 28, 1999 (File No. 000-26966).

(2) Incorporated by reference from Advanced Energy's Registration Statement on Form S-1, filed September 20, 1995, as amended (File No. 33-97188).

(3) Incorporated by reference from Advanced Energy's Registration Statement on Form S-3 relating to the convertible notes, filed September 21, 1999.

(4) Included in Exhibit 5.1.

(5) Included on the signature pages to this Registration Statement.

*   To Be Filed By Amendment.